Exhibit 99.4

DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
 March 31, 2010

DUNDEE CORPORATION
Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of May 10, 2010 and should be read in conjunction with the audited consolidated financial statements of Dundee Corporation, including the notes thereto, as at and for the year ended December 31, 2009 (“2009 Audited Consolidated Financial Statements”) and the unaudited interim consolidated financial statements for the three months ended March 31, 2010.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an independent publicly traded Canadian asset management company with its core focus in the areas of wealth management, real estate and resources.  Third party asset management activities are carried out by Ned Goodman Investment Counsel Limited (“NGIC”), a registered portfolio manager in the province of Ontario, and by Dundee Real Estate Asset Management (“DREAM”), the asset management division of Dundee Realty Corporation (“Dundee Realty”), our 70% owned subsidiary.  In addition to our asset management activities, Dundee Corporation also owns and manages its own direct investments in these same core focus areas, through ownership of both publicly listed and private companies.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

The Company holds direct investments in various industry sectors and our ownership interest in these investments is established through different entities and structures which create differing accounting treatments.  Our investments are accounted for as follows:
(i)
Our subsidiaries are not recorded as individual investments.  Instead, the subsidiaries are consolidated in our financial statements, whereby 100% of the subsidiaries’ accounts are recorded on a line-by-line basis in our consolidated balance sheets and consolidated statements of operations, and are then subject to non-controlling interest.

(ii)
The carrying values of our investments that are classified as equity accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in our ownership interest.  Our share of earnings or losses from equity accounted investees, as well as any gain or loss resulting from a dilution in our ownership interest, is reported in our consolidated statements of operations as “Share of earnings (loss) of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Available-for-sale (“AFS”) securities are generally carried on the consolidated balance sheet at their estimated fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”) until a sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to net earnings.

(iv)
Certain investments held by our subsidiaries have been classified as trading securities.  Trading securities are carried on the consolidated balance sheet at fair value with unrealized gains and losses included in net earnings.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management
Our wealth management segment includes the activities undertaken by NGIC.  At March 31, 2010, NGIC provided sub-advisory and investment services to approximately $3.1 billion of assets under management.  NGIC is currently working towards our initiative to complete the raising of up to $1 billion for private equity investment in the resource sector through Dundee Global Resource L.P. (“Global Resource LP”), a new limited partnership structure.

DUNDEE CORPORATION

The wealth management segment also includes the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”).  DundeeWealth is a publicly traded wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

International banking activities are carried out through other wholly owned subsidiaries of the Company, through offices in Bermuda and the Cayman Islands.

Real estate asset management activities are carried out through DREAM.  For reporting purposes, the operating results and financial position of DREAM have been included as part of our real estate segment.

Real Estate
The real estate segment consists of the business activities of Dundee Realty, a private company with operating activities in the land and housing business in Canada and the United States.  These activities are supplemented by a portfolio of select income generating properties.  Our real estate segment also includes the results of our 13% interest in Dundee Real Estate Investment Trust (“Dundee REIT”).  Additional information regarding Dundee REIT may be accessed at www.dundeereit.com.

Resources
Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company.  The resources segment includes both our 54% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), a company involved in the development of a natural gas storage facility in Spain, as well as our 53% interest in Eurogas International Inc. (“EII”) (www.eurogasinternational.com), a company which carries out oil and gas exploration and evaluation activities in Tunisia.  The resources segment includes various other portfolio holdings, including our approximate 23% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com) (see “Resources Segment – Dundee Precious Metals Inc.”), and our approximate 25% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca) (see “Resources Segment – Breakwater Resources Ltd.”) both of which are accounted for on an equity basis.

Strategic Initiatives in the Resources Segment
In April of the current year, Eurogas announced that it had entered into an agreement, subject to due diligence, to acquire from Talisman Energy Canada certain oil and gas assets in Ontario for a cash purchase price, before closing adjustments, of $131 million (the “Acquisition”).  The Acquisition has an effective date of March 1, 2010 and is expected to close on or about May 27, 2010.  Once completed, the Acquisition will provide Eurogas with the largest accumulation of oil and natural gas assets in Ontario.

The assets, all located in and around Lake Erie, Ontario, include a 95% working interest in 65,000 acres of onshore oil properties as well as a 65% working interest in 902,000 acres of offshore gas properties.  Current net production volumes from these assets include 760 barrels per day (“bpd”) of 42◦ API oil and condensate as well as 11.1 million cubic feet per day (MMcf/d) of natural gas.  Combined, this represents net production volumes of 2,610 barrels of oil equivalent per day1 (boed), generating approximately $25 million of cash flows per annum, even at current low gas prices.  The Acquisition will provide Eurogas with a stable foundation of high netback production with significant low risk development potential.

Eurogas, together with independent qualified reserves evaluators and engineers, estimate proved reserves of 66 billion cubic feet of gas with a reserve life index2 of 16.3 years as well as 2 million barrels of oil with a reserve life index of 6.9 years.

1        Calculated at a barrel of oil (boe) conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf to 1 bbl), based on an energy equivalency conversion method which is primarily applicable at the burner tip and does not always represent a value equivalency at the wellhead.

2       Reserve life index was determined by dividing proved reserves at the expected acquisition date by expected annual production.  For greater certainty, the reserve life index included only proved reserves and does not include probable or possible reserves.

DUNDEE CORPORATION

As part of the Acquisition, Eurogas is also acquiring a 65% ownership interest in certain other assets including an offshore fleet of drilling and completion vessels, three gas plants and three compressor stations, all located onshore, and a 100% interest in four oil batteries.  The Acquisition also provides for ownership of 13,400 km of 2-D seismic and 317 km2 of 3-D seismic.

The Acquisition provides Eurogas with potential growth opportunities, including a significant number of development drilling locations as well as opportunities for well re-completions and the optimization of the existing infrastructure system.  Importantly, Eurogas’ quest to acquire these assets includes the potential for the development of gas storage of large capacity, the feasibility of which it will evaluate over the next year.

Part of the $131 million purchase price will be funded using Eurogas’ cash and short term investments which, at March 31, 2010, aggregate approximately $72 million.  Eurogas is arranging for a bank credit facility from a banking syndicate to finance the balance of the cash purchase price.

As part of the Acquisition, Eurogas was obliged to extend an offer under the same terms and conditions, to the holder of the remaining 35% working interest in the offshore natural gas assets.  While Eurogas has extended such offer, the holder of the 35% working interest has not agreed to sell its interest to Eurogas.

Other Investments and Corporate Costs
Our remaining investments and the operating results from these investments, other than those which have been designated as trading securities, have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  Included in this segment are general corporate overhead costs, as well as interest and debt servicing costs, to the extent that such costs have not been specifically allocated to any operating division.

Significant Investments
The following table illustrates our significant portfolio investments, including our percentage ownership interest, the accounting treatment used to account for each investment, the book value of the investment (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at March 31, 2010.

(in thousands of dollars except percentages)
				31-Mar-10	31-Dec-09
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value	Owned	Owned
Wealth Management Segment
DundeeWealth Inc.	Consolidation	$ N/A	$ 1,094,551	62%	62%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	70%	74%
Dundee Real Estate Investment Trust (a)	Equity	86,055	113,836	13%	18%
Resources Segment
Eurogas Corporation	Consolidation	N/A	71,092	54%	54%
Eurogas International Inc.	Consolidation	N/A	499	53%	53%
Dundee Precious Metals Inc.	Equity	71,691	94,287	23%	20%
Breakwater Resources Ltd.	Equity	25,324	71,356	25%	25%

(a)
Approximately 79% of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

•
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by our wealth management subsidiaries on a discretionary basis and in respect of which our wealth management subsidiaries earn investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

•
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by our wealth management subsidiaries and in respect of which our wealth management subsidiaries earn commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

•	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
•	“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings (Loss)” are set out in the consolidated statements of operations of the Company.

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended March 31, 2010 compared with the three months ended March 31, 2009

Consolidated Net Earnings
Net earnings for the three months ended March 31, 2010 were $23.9 million or $0.27 per share on a fully diluted basis compared with a net loss of $8.2 million or a loss of $0.11 per share in the three months ended March 31, 2009.

During the current quarter, DundeeWealth disposed of a significant portion of its investment in collateralized loan obligations (“CLOs”) for cash proceeds of $21.9 million, resulting in an investment gain of $18.6 million, before income taxes and non-controlling interests.  The net loss incurred in the first quarter of the prior year reflects a mark-to-market loss on these investments of $9.0 million.

Selected Consolidated Segmented Earnings (Loss)

(in thousands of dollars)

For the three months ended March 31,	2010	2009
Wealth management	$ 25,208	$ (13,311)
Real estate	15,108	7,109
Resources	7,403	(2,271)
Other investments and corporate costs	(3,733)	(4,060)
Intersegment	818	818
	44,804	(11,715)
Dilution (loss) gain	(6,209)	252
Income taxes	(14,698)	3,219
Net earnings (loss) for the period	$ 23,897	$ (8,244)

DUNDEE CORPORATION

Available-for-Sale Securities

(in thousands of dollars)
Fair value of available-for-sale securities, January 1, 2010	$ 257,494
Transactions for the three months ended March 31, 2010
New investments	42,860
Proceeds from sales of investments	(24,561)
Changes in fair values of AFS securities	33,723
Other transactions	440
Fair value of available-for-sale securities as at March 31, 2010	$ 309,956

Represented by:
Collateralized loan obligations	$ 26,133
Mutual funds managed by a subsidiary	132,223
Other	151,600
$ 309,956

In the three months ended March 31, 2010, the Company purchased AFS securities at a cost of $42.9 million.  While many of our investments over the first quarter of 2010 continued to be in the resource sector or were resource-based, we also augmented our portfolio of short term investments, including investments in mutual funds managed by DundeeWealth.  Proceeds from dispositions of AFS securities were $24.6 million during the three months ended March 31, 2010, including proceeds of $21.9 million from DundeeWealth’s disposition of certain CLO investments.

At March 31, 2010, the estimated fair value of the Company’s portfolio of AFS securities was $310.0 million (December 31, 2009 - $257.5 million).

Equity Accounted Investments

(in thousands of dollars)
Carrying value of equity accounted investments, January 1, 2010	$158,963
Transactions for the three months ended March 31, 2010
Cash invested in equity accounted investees	30,163
Distributions received, net of reinvestments	(1,912)
Share of earnings of equity accounted investees	11,140
Share of other comprehensive loss of equity accounted investees	(3,099)
Other	5
Carrying value of equity accounted investments, March 31, 2010	$195,260

The market value of our equity accounted investments as at March 31, 2010 was $286.0 million, after deducting the fair value of units of Dundee REIT deliverable pursuant to the terms of our 5.85% exchangeable unsecured subordinated debentures.

(in thousands of dollars except percentages)
		March 31, 2010			December 31, 2009
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	25%	$25,324	$71,356	25%	$18,662	$78,499
Dundee Precious Metals Inc.	23%	71,691	94,287	20%	45,109	74,359
Dundee Real Estate Investment Trust (a)	13%	86,055	105,529	18%	84,156	83,607
Escal UGS S.L. (b)	33%	5,601	5,601	33%	5,714	5,714
Odyssey Resources Ltd.	31%	1,406	2,614	31%	1,417	2,103
Other		5,183	6,628		3,905	4,684
		$195,260	$286,015		$158,963	$248,966
(a)	Fair value is determined net of our obligation to deliver Dundee REIT units, pursuant to the terms of our exchangeable debentures, of $8.3 million (December 31, 2009 - $6.6 million).
(b)
Our 33% interest in Escal UGS S.L. (“Escal”) is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.  Escal’s market value has been determined based on its cost to the Company.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
(in thousands of dollars)						2010

	Wealth			Other Investments
For the three months ended March 31, 2010	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 135,552	$ -	$ -	$ -	$ -	$ 135,552
Redemption fees	3,727	-	-	-	-	3,727
Financial services	74,323	-	-	199	(289)	74,233
Real estate revenue	-	69,232	-	-	-	69,232
Investment income (loss)	21,687	-	450	1,885	(1,182)	22,840
	235,289	69,232	450	2,084	(1,471)	305,584
EXPENSES
Selling, general and administrative	73,831	1,497	1,381	2,836	(289)	79,256
Variable compensation	47,058	-	-	-	-	47,058
Trailer service fees	40,139	-	-	-	-	40,139
Operating costs, real estate	-	47,683	-	-	-	47,683
	161,028	49,180	1,381	2,836	(289)	214,136
OPERATING EBITDA	74,261	20,052	(931)	(752)	(1,182)	91,448
Amortization of deferred sales commissions	23,618	-	-	-	-	23,618
Depreciation, depletion and amortization	2,679	1,080	44	518	-	4,321
Interest expense	5,818	2,784	529	2,452	(2,000)	9,583
Equity earnings	-	(2,637)	(8,503)	-	-	(11,140)
Fair value adjustments	(812)	-	-	-	-	(812)
Foreign exchange loss	760	-	103	11	-	874
OPERATING EARNINGS (LOSS)	42,198	18,825	6,896	(3,733)	818	65,004
Non-controlling interest	(16,990)	(3,717)	507	-	-	(20,200)
	25,208	15,108	7,403	(3,733)	818	44,804
NON-SEGMENTED ITEMS
Dilution loss, net						(6,209)
Income taxes						(14,698)

NET EARNINGS (LOSS) FOR THE PERIOD	$ 25,208	$ 15,108	$ 7,403	$ (3,733)	$ 818	$ 23,897

(in thousands of dollars)						2009

	Wealth			Other Investments
For the three months ended March 31, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 89,578	$ -	$ -	$ -	$ -	$ 89,578
Redemption fees	3,667	-	-	-	-	3,667
Financial services	60,870	-	-	253	(253)	60,870
Real estate revenue	-	44,711	-	-	-	44,711
Investment income (loss)	(790)	(150)	350	3,377	(1,927)	860
	153,325	44,561	350	3,630	(2,180)	199,686
EXPENSES
Selling, general and administrative	65,700	1,077	450	2,207	(253)	69,181
Variable compensation	40,897	-	-	-	-	40,897
Trailer service fees	25,935	-	-	-	-	25,935
Operating costs, real estate	-	31,129	-	-	-	31,129
	132,532	32,206	450	2,207	(253)	167,142
OPERATING EBITDA	20,793	12,355	(100)	1,423	(1,927)	32,544
Amortization of deferred sales commissions	21,580	-	-	-	-	21,580
Depreciation, depletion and amortization	3,357	1,250	15	484	-	5,106
Interest expense	6,766	2,075	785	4,987	(2,745)	11,868
Equity losses	-	592	1,371	-	-	1,963
Fair value adjustments	9,046	-	-	-	-	9,046
Foreign exchange loss	848	-	-	12	-	860
OPERATING (LOSS) EARNINGS	(20,804)	8,438	(2,271)	(4,060)	818	(17,879)
Non-controlling interest	7,493	(1,329)	-	-	-	6,164
	(13,311)	7,109	(2,271)	(4,060)	818	(11,715)
NON-SEGMENTED ITEMS
Dilution gains						252
Income taxes						3,219

NET (LOSS) EARNINGS FOR THE PERIOD	$ (13,311)	$ 7,109	$ (2,271)	$ (4,060)	$ 818	$ (8,244)

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended March 31, 2010 compared with the three months ended March 31, 2009

WEALTH MANAGEMENT SEGMENT
During the three months ended March 31, 2010,  wealth management activities generated operating earnings of $42.2 million (three months ended March 31, 2009 – operating loss of $20.8 million), before giving effect to dilution gains or losses and non-controlling interests.

(in millions of dollars)
	DundeeWealth		NGIC		International		Intrasegment		TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
REVENUES
Management fees	$ 134.4	$ 88.4	$ 1.0	$ 0.6	$ 1.1	$ 1.2	$ (1.0)	$ (0.6)	$ 135.5	$ 89.6
Redemption fees	3.7	3.7	-	-	-	-	-	-	3.7	3.7
Financial services	74.9	61.4	-	-	0.1	-	(0.6)	(0.6)	74.4	60.8
Investment income	21.7	(0.8)	-	-	-	-	-	-	21.7	(0.8)
	234.7	152.7	1.0	0.6	1.2	1.2	(1.6)	(1.2)	235.3	153.3
EXPENSES
Selling, general and administrative	73.0	63.0	1.2	1.9	1.2	2.0	(1.6)	(1.2)	73.8	65.7
Variable compensation	47.1	40.9	-	-	-	-	-	-	47.1	40.9
Trailer service fees	40.1	25.9	-	-	-	-	-	-	40.1	25.9
	160.2	129.8	1.2	1.9	1.2	2.0	(1.6)	(1.2)	161.0	132.5
OPERATING EBITDA	74.5	22.9	(0.2)	(1.3)	-	(0.8)	-	-	74.3	20.8
Amortization of deferred sales commissions	23.6	21.6	-	-	-	-	-	-	23.6	21.6
Depreciation, depletion and amortization	2.7	3.4	-	-	-	-	-	-	2.7	3.4
Interest expense	5.8	6.8	-	-	-	-	-	-	5.8	6.8
Fair value adjustments	(0.8)	9.0	-	-	-	-	-	-	(0.8)	9.0
Foreign exchange (gain) loss	0.6	0.9	-	-	(0.4)	0.5	0.6	(0.6)	0.8	0.8
OPERATING EARNINGS (LOSS)*	$ 42.6	$ (18.8)	$ (0.2)	$ (1.3)	$ 0.4	$ (1.3)	$ (0.6)	$ 0.6	$ 42.2	$ (20.8)
* Before dilution gains or losses, income taxes and non-controlling interests

DundeeWealth Inc.

Results of Operations
During the first quarter of 2010, DundeeWealth earned EBITDA of $74.5 million and operating earnings of $42.6 million, before non-controlling interests.  This compares with EBITDA of $22.9 million and an operating loss of $18.8 million in the same period of the prior year.  As previously indicated, EBITDA for the quarter ended March 31, 2010 includes a realized investment gain of $18.6 million on the disposition of a significant portion of DundeeWealth’s investment in CLOs.

DundeeWealth’s AUM increased to $38.8 billion at March 31, 2010, the highest level of AUM in DundeeWealth’s history, representing an increase of 7.4% over AUM levels of $36.1 billion at December 31, 2009.

(in millions of dollars)
	2010	2009
AUM, January 1,	$36,080	$25,426
Gross additions	3,238	1,256
Redemptions	(1,751)	(878)
Market appreciation (depreciation)	1,080	(213)
Changes in discretionary AUM	115	20
AUM, March 31,	$38,762	$25,611

AUA, March 31,	25,992	21,273
Bank deposits, March 31,	7,499	5,708
Combined assets, March 31,	$72,253	$52,592

DUNDEE CORPORATION

Through its Dynamic family of funds, DundeeWealth led the industry in net sales overall and ranked first among all other independent wealth managers in net sales of long-term funds, as reported by the Investment Funds Institute of Canada (“IFIC”).  Gross additions to AUM in the quarter ended March 31, 2010 were $3.2 billion, a significant increase over gross sales of $1.3 billion reported in the first quarter of the prior year.  The increase in gross additions was partially offset by an increase of $0.8 billion in redemptions compared to the first quarter of the prior year.  Adding to a strong quarter of net asset gathering activities was market appreciation of $1.1 billion in the first quarter of the current year.

DundeeWealth’s industry-leading sales momentum, coupled with the strong performance of core mutual funds, increased its mutual fund market share to 3.99% at March 31, 2010, compared with 3.76% at the end of 2009 and 3.13% at the end of the first quarter of the prior year.  During the first quarter of 2010, Dynamic’s market share was the fastest growing among the 10 largest asset management companies in Canada as reported by IFIC.

Consolidated revenues during the first quarter of 2010 were $234.7 million, representing a 54% increase from consolidated revenues of $152.7 million during the same period of 2009.

(in millions of dollars)

For the three months ended March 31,	2010	% Change	2009
REVENUES
Management fees	$134.4	52%	$88.4
Redemption fees	3.7	0%	3.7
Financial services	74.9	22%	61.4
Other	21.7	n/a	(0.8)
	$234.7	54%	$152.7

Management fee revenues during the three months ended March 31, 2010 were $134.4 million, representing an increase of $46.0 million or 52% over management fee revenues earned in the same period of the prior year.  Management fee revenue is predominantly determined based on the market value of AUM calculated on the last business day of each month.  Average AUM, excluding AUM in discretionary portfolios, increased by 50% to $35.0 billion during the three months ended March 31, 2010 compared with $23.4 billion during the three months ended March 31, 2009, significantly contributing to the growth in management fee revenues.  In addition, the average management fee rate increased to 1.47% in the quarter as compared to 1.45% during the same period in the prior year.

Financial services revenues include commission and trailer fees, revenue from capital markets activities and portfolio trading revenues.  As global markets rebounded from the lows experienced during the first quarter of 2009, improved business volume is reflected in an increase in financial services revenues from $61.4 million earned in the three months ended March 31, 2009 compared to $74.9 million earned in the first quarter of the current year.

Retail commissions, including trailer service fees were $61.4 million in the first quarter of 2010 compared with $54.2 million in the first quarter of 2009, an increase of $7.2 million.

As DundeeWealth’s financial advisors operate through an open architecture advice network, they may provide their clients with a wide range of DundeeWealth’s investment products for their portfolios.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  Commission and trailer service fee revenues earned by DundeeWealth’s financial division and paid by DundeeWealth’s investment management division were $19.9 million in the first three months of 2010, representing 32% of total retail commissions.  This compares with $12.4 million, representing 23% of total retail commissions, in the same period of the prior year.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital markets activities are conducted through DundeeWealth’s IIROC (Investment Industry Regulatory Organization of Canada) member firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenues from capital markets activities during the first quarter of 2010 were $25.9 million compared with $15.9 million in the first quarter of the prior year.

DUNDEE CORPORATION

Principal trading revenues decreased by $3.5 million to $1.2 million in the first quarter of 2010, compared with $4.7 million earned in the first quarter of the prior year, and reflect the moderate increase of market values since December 31, 2009, as compared to sharp market advances experienced in the first quarter of 2009.

Consistent with improved investment banking and merger and acquisition activity experienced throughout the industry, corporate finance revenues increased by 150% to $13.5 million in the first quarter of 2010, from $5.4 million earned in the first quarter of 2009.  In the three months ended March 31, 2010, DundeeWealth’s brokerage subsidiary participated in 61 (three months ended March 31, 2009 – 35) public and private new issue transactions.

Improved business volume is also reflected in institutional commissions which increased to $9.0 million in the first quarter of 2010, compared to $3.3 million in the prior year.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $159.6 million for the three months ended March 31, 2010, compared with $129.1 million in the three months ended March 31, 2009.  Certain expenses, such as variable compensation costs and trailer service fees, increased or decreased in direct correlation with the corresponding revenue streams or AUM levels.

(in millions of dollars)
For the three months ended March 31,	2010	% Change	2009
OPERATING EXPENSES
Selling, general and administrative	$72.5	16%	$62.7
Variable compensation	47.1	15%	40.9
Trailer service fees	40.1	55%	25.9
Distribution fees	0.5	150%	0.2
	160.2	24%	129.7
Intersegment distribution fees paid to Dundee Corporation	(0.6)	0%	(0.6)
Total	$159.6	24%	$129.1

Selling, general and administrative (“SG&A”) costs incurred by DundeeWealth were $72.5 million in the first quarter of 2010, compared with $62.7 million in the same quarter of 2009.  This 16% increase was primarily in support of increased revenue levels and is comparable to SG&A expenses incurred in the most recent quarter ended December 31, 2009, after excluding expenses directly related to performance fee revenues.

Consistent with the increase in financial services revenues, variable compensation costs after intersegment eliminations of $16.2 million (2009 - $10.1 million) have increased by 15% to $47.1 million for the three months ended March 31, 2010, compared with $40.9 million in the three months ended March 31, 2009.  Average margins from retail activities were 22% in 2010, consistent with margins of 23% earned in the same period of the prior year.  Margins from capital markets activities during the first quarter of 2010 decreased to 56% from 62% in the first quarter of 2009.  As profitability improves, higher amounts are paid out as a share of gross profits, reducing gross margins.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's products.  Trailer service fees are calculated as a percentage of the market value of the associated AUM and we would therefore expect to see increases or decreases in trailer service fee expense corresponding to increases or decreases in our average AUM during any period.  Trailer fee expense continues to represent approximately 34% of total management fee revenues generated from these assets.

On a consolidated basis, amortization of deferred sales commissions was $23.6 million during the three months ended March 31, 2010 (three months ended March 31, 2009 – $21.6 million).  Commissions paid on sales of mutual funds were $39.4 million in the first three months of 2010 (three months ended March 31, 2009 – $18.0 million).  For accounting purposes, these commissions are deferred and amortized on a straight-line basis over five years.  The average commission rate paid on asset

DUNDEE CORPORATION

gathering activities conducted on a deferred sales charge basis was approximately 4.0% (three months ended March 31, 2009 – 4.1%).

Changes in Financial Condition

The following is a discussion of the more significant changes in DundeeWealth’s consolidated balance sheet items from December 31, 2009 to March 31, 2010.

Accounts Receivable and Accounts Payable
DundeeWealth’s accounts receivable balance at March 31, 2010 decreased to $100.3 million from $146.0 million at the end of 2009.  Included in the December 31, 2009 balance were performance fees receivable, which were received in the first quarter of 2010.  The accounts payable balance at March 31, 2010 decreased to $132.3 million from $165.6 million at the end of 2009, primarily due to the settlement of performance fee related expenses and other trade accounts payable.

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  As at March 31, 2010, client accounts receivable were $643.5 million (December 31, 2009 – $401.8 million) and consisted of $177.8 million in client margin accounts (December 31, 2009 – $168.0 million) and $465.7 million in day-to-day settlement amounts (December 31, 2009 – $233.8 million).  Client deposits and related liabilities were $647.8 million (December 31, 2009 – $472.6 million).

Trading Securities Owned and Securities Sold Short
Securities owned and securities sold short consist primarily of trading positions in DundeeWealth’s investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As at March 31, 2010, securities owned and securities sold short in DundeeWealth’s brokerage division totalled $109.3 million (December 31, 2009 – $118.0 million) and $32.8 million (December 31, 2009 – $23.1 million), respectively.

Floating Rate Notes (“FRNs”) included in Trading Securities
As at March 31, 2010, DundeeWealth held FRNs with a par value of $69.0 million and with an estimated fair value of $5.6 million.

(in thousands of dollars)
			During the three months ended March 31, 2010
		Carrying				Market	Carrying
		Value	Principal			Value	Value
		31-Dec-09	Repayments	Defaults	Disposition	Adjustment	31-Mar-10
MAV 2	Class B	$ 22,433	$ -	$ -	$ -	$ -	$ 22,433
MAV 2	Class C	9,023	-	-	-	-	9,023
MAV 2	IA Tracking	22,610	(11)	-	-	-	22,599
MAV 3	IA Tracking	12,438	(327)	-	-	-	12,111
MAV 3	TA Tracking	3,229	(396)	-	-	-	2,833
		69,733	(734)	-	-	-	68,999
	Interest Payments	-	(78)	-	-	-	(78)
	Provision and subsequent
	adjustments to carrying value	(64,163)	-	-	-	812	(63,351)
		$ 5,570	$ (812)	$ -	$ -	$ 812	$ 5,570

During the three months ended March 31, 2010, DundeeWealth received interest and principal payments of $0.8 million, all of which was applied to reduce the carrying value of the FRNs.

DUNDEE CORPORATION

DundeeWealth continues to use a valuation model to determine the fair value of FRNs as outlined on page 15 of the Company’s MD&A accompanying the 2009 Audited Consolidated Financial Statements.  There is no assurance that the pricing of these assets will not increase or decline in future periods, or that the FRNs will trade at a market value which is the same as their fair value.  As a result, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations
During the quarter ended March 31, 2010, DundeeWealth disposed of certain of its investments in CLOs for cash proceeds of $21.9 million, realizing a gain on disposition of $18.6 million.  As a result of the divestiture, at March 31, 2010, DundeeWealth held 15 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$50.7 million and Euro denominated CLOs with a par value of €12.0 million.

A number of market factors which had previously exerted downward pressure on CLO pricing exhibited significant improvements throughout the latter part of 2009 and into early 2010.  As a result, pricing related to DundeeWealth’s CLO portfolio has also improved significantly.  The unrealized market appreciation on DundeeWealth’s portfolio of CLOs has been included in other comprehensive income (“OCI”) as the increase was not objectively related to a credit event in the underlying collateral.

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for sales of investment products which are then deferred and amortized over a period of five years.  The March 31, 2010 balance of $252.8 million represents an increase of $15.8 million over the balance of $237.0 million at December 31, 2009.  The $15.8 million increase includes $39.4 million of commissions paid during 2010, net of amortization expense of $23.6 million.

Bank Indebtedness
Dundee Securities has established call loan facilities for $101.1 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities are reported as bank indebtedness.  At March 31, 2010, DundeeWealth had drawn $2.0 million (December 31, 2009 - $4.8 million) against these facilities.  In addition, Dundee Securities has issued certain letters of credit against these facilities in the amount of $2.6 million.

Corporate Debt
In September 2009, DundeeWealth completed an offering of $200.0 million aggregate principal amount of 5.10% Series 1 notes due September 25, 2014 (the “Notes”).  The terms of the Notes are detailed in note 13 to the 2009 Audited Consolidated Financial Statements.  During the three months ended March 31, 2010, DundeeWealth incurred interest costs of $2.6 million in respect of the Notes.

Series 1 Preference Shares, DundeeWealth
DundeeWealth has issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Series 1 preference shares, DundeeWealth”) at a price of $25.00 per share.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  During the three months ended March 31, 2010, DundeeWealth accrued dividends of $1.8 million in respect of these preference shares.  The dividends are included as interest expense in net earnings, corresponding with the classification of the preference shares as a liability on our consolidated balance sheet.

DUNDEE CORPORATION

Financial Instruments
From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At March 31, 2010, DundeeWealth’s brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

Results of Other Wealth Management Operations

Ned Goodman Investment Counsel Limited
At March 31, 2010, NGIC provided sub-advisory and investment services to approximately $3.1 billion of DundeeWealth’s AUM.  These sub-advisory services generated revenues of $1.0 million in the three months ended March 31, 2010 (three months ended March 31, 2009 - $0.6 million), representing an advisory fee rate of 0.124% on average assets throughout the period.  In accordance with accounting requirements, these amounts have been eliminated in our consolidated financial results.

NGIC also provides advisory and investment services to Ravensden Alternative Group Trust (“RAGT”), an investment entity established by NGIC in late 2009.  To date, this investment entity has raised $7.3 million, including $4.6 million invested directly by Dundee Corporation.

Subsequent to March 31, 2010, the Company formally established Arabia Asia Capital Alliance Ltd. (“Arabia Asia”), a 60% owned subsidiary of the Company incorporated in the Emirate of Dubai, as a registrant in the Emirate of Dubai, to access capital for our current and future investment products in the Middle East.  NGIC and Arabia Asia are progressing with the formation of  Global Resource LP, a Cayman Island limited partnership, which will focus on global equity and debt investments in both private and public resource companies.  Dundee Corporation has committed to invest $200 million of our own funds in limited partnership units.  NGIC is being retained to provide sub-advisory management services to the general partner of Global Resource LP and to provide technical expertise, advice and due diligence services to assist the general partner with the review, selection and management of investment opportunities.

International Operations
During the quarter ended March 31, 2010, our international wealth management activities located principally in Bermuda and the Cayman Islands, earned revenues of $1.2 million (three months ended March 31, 2009 - $1.2 million) and net operating income of $0.4 million (three months ended March 31, 2009 – net operating loss of $1.3 million).

REAL ESTATE ASSET MANAGEMENT

Dundee Real Estate Asset Management
DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  At March 31, 2010, DREAM managed third-party assets with an estimated value of $3.6 billion (March 31, 2009 - $3.1 billion).

DREAM also earns asset management revenue in respect of projects in which Dundee Realty has invested capital, including Dundee Realty’s investments in real estate and infrastructure projects.  In the first quarter of 2010, DREAM recognized $0.7 million (first quarter of 2009 - $0.8 million) of asset management revenues in respect of projects in which Dundee Realty has invested capital.  Similarly, the financial results reflect 100% of operating expenses incurred in managing these assets.  The portion of revenue that is earned in respect of Dundee Realty’s invested capital is eliminated in determining our consolidated financial results.

DUNDEE CORPORATION

(in thousands of dollars)
For the three months ended March 31,	2010	2009
Revenues	$4,347	$3,892
Expenses	2,186	1,277
Margin	2,161	2,615
Termination fee	-	2,500
Operating profits	$2,161	$5,115

Value of assets under management	$3,600,000	$3,100,000

Management fee revenues increased to $4.3 million in the first quarter of 2010, from $3.9 million in the first quarter of 2009.  Revenues reflect asset management, acquisition and financing fees related to properties that DREAM currently manages.  In the first quarter of 2010, DREAM generated $2.2 million of operating profits, a $3.0 million decrease from the first quarter of 2009.  Prior year operating margins benefitted from a $2.5 million payment for the termination of an asset management contract, as well as adjustments to previously estimated operating costs.

REAL ESTATE SEGMENT

Results of Operations

Margins from Real Estate Operations
Real estate operations generated contribution margins of $18.7 million or 28.4% on revenues of $65.6 million during the three months ended March 31, 2010.  This compares with contribution margins of $7.7 million or 19.6% on revenues of $39.1 million during the three months ended March 31, 2009.

(in thousands of dollars)
	Three months to March 31, 2010				Three months to March 31, 2009
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$9,821	$7,567	$2,254	23.0%	$12,752	$8,320	$4,432	34.8%
Land under development	36,575	23,129	13,446	36.8%	3,962	3,597	365	9.2%
Housing and condominiums	18,164	16,269	1,895	10.4%	21,578	19,543	2,035	9.4%
Other	1,059	-	1,059	N/A	831	-	831	N/A

	$65,619	$46,965	$18,654	28.4%	$39,123	$31,460	$7,663	19.6%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $2.3 million in the first quarter of 2010 compared with $4.4 million in the first quarter of 2009.  Ski operations in Colorado generated contribution margins of $1.5 million in the first quarter of 2010, a 48% decrease from margins earned in the same period of the prior year.  Margin decreases reflect fewer skier visits, as poor ski conditions persisted throughout the winter ski season, as well as the recent weakness of the US dollar.

Dundee Realty owns a 50% interest in the Distillery Historic District.  Operating profits from the Distillery Historic District were $0.3 million in the first quarter of 2010, representing a decrease of 77% compared with operating margins realized in the first quarter of the prior year.  Operating margins in the prior year included the operations of Dundee Realty’s partner in the Distillery Historic District as the project was considered a variable interest entity and the operations were fully consolidated until June 2009.  After adjusting for the change in accounting treatment, operating profits decreased by 53%.  While revenues were marginally impacted by higher vacancies in both the Distillery Historic District and Pure Spirit retail space, higher provisions for doubtful accounts and non-recoverable expenses significantly contributed to the reduction in operating profits.

DUNDEE CORPORATION

Dundee Realty also holds a 20% interest in RMS Dalhousie Mountain (“RMS”), a windmill project in Nova Scotia.  RMS has entered into a power purchase agreement for renewable energy with Nova Scotia Power Incorporated to supply energy at a fixed rate for the next 25 years.  Operations commenced on a preliminary basis in February 2010 and generated operating profits of $0.3 million during the first quarter of 2010.

Land
Revenue from land sales in the first quarter of 2010 was $36.6 million, generating operating profits of $13.4 million or 36.8%.  This compares with revenue of $4.0 million generating operating profits of $0.4 million, or 9.2% in the first quarter of the prior year.

Net operating profits increased by $13.1 million mainly as a result of substantially higher lot and parcel sales in Edmonton and Saskatoon compared to the same period in 2009.  Land sales generated in Edmonton increased revenues by $22.0 million and net operating profits by $10.7 million over 2009.  Similarly, land sales in Saskatoon increased revenues by $8.5 million and net operating profits by $2.7 million, compared to the same period in 2009.

During the first quarter of 2010, Dundee Realty sold 301 lots (2009 - 55 lots) at an average selling price of $116,000 per lot (2009 - $72,000 per lot) and nine parcel acres (2009 – nil) at an average price of $588,000 per acre (2009 - $nil).

Dundee Realty has increased its margins and is experiencing signs of increased activity in all markets except Calgary where there are limited lots available for sale.  However, Dundee Realty is in the process of bringing online two recently acquired projects that are expected to generate revenue commencing in the third quarter of 2010.  Overall, Dundee Realty anticipates increased sales volumes from all of their markets during the remainder of 2010.

In Regina, revenue from Dundee Realty’s Lakeridge and Harbour Landing projects totalled $1.6 million during the first quarter of 2010.  Demand in both projects is strong and sales are expected to exceed initial projections, with 190 lots and 22 parcel acres under option at quarter-end.  Overall, Regina contributed revenues of $1.6 million in the first quarter of 2010 from the sale of 24 lots.  This compares with $1.4 million of revenues generated in the same period in 2009, when 26 lots were sold.

Saskatoon had a strong quarter with the Stonebridge project continuing to experience strong sales.  Dundee Realty has excellent land holdings in Saskatoon with the Willows, Stonebridge and Hampton Village projects providing residents with a wide selection of choices.  Operating profits in the first quarter of 2010 were $3.2 million compared to $0.6 million in the same quarter of 2009, reflecting slightly higher margins on the sale of 97 lots and six parcel acres compared to 26 lots sold in the same period of the prior year.  There are 85 lots and 18 parcel acres under option at quarter-end.

There were no sales in Calgary during the first quarter, consistent with the prior year period.  Available lot inventories in Calgary are currently isolated to lands in High River, a development about an hour away from downtown Calgary.  However, Dundee Realty will be commencing development of two new projects related to recently acquired land parcels.  Aspenwoods is a 53 acre site that is expected to generate revenue by the third quarter of 2010.  Evansridge is a 150 acre site for which development is expected to commence in the third quarter of 2010, with revenue anticipated by the end of 2010.  These projects are expected to generate sales until 2014, which will provide a bridge until the Panorama Road and Red Deer Lake Ranches, the other two large land assemblies in Calgary, progress towards development.

The market in Edmonton continues to exceed expectations as Dundee Realty’s builders were purchasing new lots to meet increased demand.  Operating profits in the first quarter of 2010 were $10.8 million compared to $0.1 million in the same period of the prior year, reflecting the increase in lot sales period-over-period.  During the current quarter, Edmonton sold 150 lots and three parcel acres compared to sales of three lots in the same period of 2009.  There are 155 lots and 10 parcel acres under option as of March 31, 2010.

DUNDEE CORPORATION

Housing and Condominiums
Revenue from sales of housing and condominium units decreased in the first quarter of 2010 to $18.2 million from $21.6 million in the first quarter of 2009, generating operating margins of $1.9 million and $2.0 million, respectively.  Part of the decrease reflects the consolidation of the interest of Dundee Realty’s 50% partner in the Distillery Historic District in the first quarter of 2009, as it was considered a variable interest entity until June 2009.  After adjusting for the change in accounting, the decrease in revenues is approximately $1.6 million and is attributable to slower sales of homes in Saskatoon and Regina, partially offset by higher sales in Toronto.

Housing operations in Saskatoon and Regina experienced fewer sales in the current quarter compared to the same period of the prior year.  This translated into a $3.3 million decrease in revenues and a $0.8 million decrease in operating profits, with margins decreasing to 15.3% in the first quarter of this year, compared with 17.2% in the same period of 2009.  During the first quarter of 2010, housing operations in western Canada sold 44 units at an average selling price of $382,000 per unit, translating into a $2.1 million operating profit compared to $3.0 million in operating profits in the first quarter of 2009, when 55 units were sold at an average selling price of $369,000 per unit.  At March 31, 2010, there were 137 housing units under construction, of which 95 were pre-sold.  The market in both Saskatoon and Regina continues to be strong with sales in the remainder of 2010 expected to exceed initial expectations.

In the first quarter of 2010, Dundee Realty completed 30 home closings in its joint venture operations in Thornhill Woods.  Sales revenue of $3.0 million generated operating profits of $1.1 million, offsetting $0.3 million of administrative and marketing expenses related to condominium projects that are currently being developed.

Three additional unit sales at the Base Camp One project in Colorado generated $1.2 million in revenue during the first quarter of 2010, compared to one closing generating $0.6 million in revenue in the same period of 2009.  The average selling price decreased from $591,000 per unit in the first quarter of the prior year to $402,000 per unit in the current quarter, reflecting discounts offered under the new marketing plan.  There are 12 additional units under contract as at the end of the quarter.  New promotions are in place and management is working with the construction lender to facilitate mortgages for buyers.

Changes in Financial Condition

Real Estate Assets
Real estate assets increased by approximately 4% since December 31, 2009 to $458.8 million at March 31, 2010.

(in thousands of dollars)
As at	March 31, 2010	% Change	December 31, 2009

Land	$304,132	0%	$302,863
Housing and condominiums	84,679	12%	75,502
Revenue properties	70,008	12%	62,506
	$458,819	4%	$440,871

DUNDEE CORPORATION

Land Under Development and Land Held for Development
Dundee Realty’s portfolio of land under development and held for development extends across Canada and the United States.  The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $304.1 million at March 31, 2010, a marginal increase over $302.9 million at December 31, 2009.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$46,155	2,324	$23,536	163	$69,691
Regina	16,104	1,143	37,080	371	53,184
Calgary	80,336	1,069	19,450	19	99,786
Edmonton	32,112	518	28,313	485	60,425
Toronto	380	-	13,848	87	14,228
USA	6,818	7	-	-	6,818
	$181,905	5,061	$122,227	1,125	$304,132

Development costs on land were approximately $7.0 million during the first quarter of 2010 and were incurred mainly in the Harbour Landing project in Regina and the Meadows project in Edmonton.  As a result of increased demand for land lots, Dundee Realty estimates that it will spend in excess of $100 million on development activity in western Canada during the remainder of 2010.  Funding for this development will be provided from operating cash as well as borrowings pursuant to Dundee Realty’s borrowing facilities, as may be required.  During the current quarter, Dundee Realty completed the acquisition of the 53 acre Aspenwoods land parcel in Calgary for $14.0 million.  Subsequent to quarter-end, Dundee Realty also acquired the 150 acre Evansridge land parcel in Calgary for $35.0 million.

(in thousands of dollars)

Balance of land inventory, December 31, 2009	$302,863
New acquisitions completed during the period	14,000
Costs of development	7,058
Transfer to cost of goods sold	(20,522)
Transfer land from condo development	887
Other	(154)
Balance of land inventory, March 31, 2010	$304,132

Inventory of Housing and Condominiums
Housing and condominiums inventory increased by 12.2% to $84.7 million as at March 31, 2010 compared with $75.5 million at December 31, 2009.

(in thousands of dollars)

Balance of housing and condominium inventory, December 31, 2009	$75,502
New acquisitions completed during the period	3,812
Costs of development	21,447
Transfer to cost of goods sold	(15,021)
Transfer cost to land held for development	(887)
Other	(174)
Balance of housing and condominium inventory, March 31, 2010	$84,679

DUNDEE CORPORATION

Development of the southeast corner of the Distillery site continues to proceed.  Construction on Phase One of the project, the 354-unit Clear Spirit tower commenced in September 2009.  The project was 96% pre-sold at March 31, 2010, with anticipated closings in 2012.  Phase Two of the project, the Gooderham tower, is 77% pre-sold and construction is expected to commence in the spring of 2010.  The Corktown project in Toronto is progressing.  Phase One and Phase Two are both over 90% pre-sold, with anticipated closings in 2010 and 2011, respectively.  Two Gladstone Avenue, a 54-unit condominium project in Toronto is 78% pre-sold with construction having commenced in the current quarter.  In addition, Dundee Realty is scheduled to develop over 100,000 square feet of vacant space located on the third, fourth and fifth floors of the King Edward Hotel in downtown Toronto, into approximately 140 condominium units.  Marketing is expected to commence in June 2010 with construction commencing by December 2010 and project completion scheduled by November 2012.

Significant Housing and Condominium Projects

(in thousands of dollars)
As at March 31, 2010	Location	Number of houses/condo units	Cost
Single family homes	Saskatoon	71	$ 12,225
	Regina	66	11,047
	Toronto	226	3,128
			26,400
Condominiums
Pure Spirit	Toronto	4	373
Clear Spirit	Toronto	354	8,317
Gooderham	Toronto	328	2,582
Corktown	Toronto	316	21,277
Two Gladstone	Toronto	54	2,449
630 Queen St	Toronto	98	2,227
King Edward	Toronto	140	1,621
Base Camp One	Colorado	51	16,526
Red Sky Ranch	Colorado	1	2,001
Other			906
			58,279
			$ 84,679

 Revenue Properties

(in thousands of dollars)

Balance of revenue properties, December 31, 2009	$ 62,506
New acquisitions completed during the period	6,705
Additions during the period	2,239
Depreciation and amortization	(1,040)
Other	(402)
Balance of revenue properties, March 31, 2010	$ 70,008

Dundee Realty, in conjunction with three other parties, jointly acquired the King Edward Hotel on March 8, 2010 for a total purchase price of $49.0 million and concurrently with the purchase, placed mortgage debt of $38.9 million.  Dundee Realty paid $8.3 million for its 17% interest in the project, of which $6.7 million was allocated to revenue properties and $1.6 million was allocated to condominium developments.

During the first quarter of 2010, Dundee Realty, through its 20% interest in RMS, spent $1.2 million in the RMS windmill project in Nova Scotia.  Commercial operations commenced on a preliminary basis in February 2010, upon completion of testing and certification.

Dundee Realty spent $0.8 million at its Arapahoe Basin in Colorado.  The expenditures are part of a US$4.5 million capital improvement project for 2010 that includes the ski area’s first four-person detachable lift, the Black Mountain Express.  This new ski lift will replace the ageing Exhibition chair as the main access point from the base.

DUNDEE CORPORATION

Real Estate Debt
Real estate debt as at March 31, 2010 was $166.6 million (December 31, 2009 - $180.8 million) including $54.4 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  As at March 31, 2010, $56.5 million (December 31, 2009 - $50.1 million) of aggregate debt in our real estate segment was subject to a fixed, weighted average interest rate of 7.88% (December 31, 2009 – 7.55%) and matures between 2010 and 2030.  A further $110.0 million (December 31, 2009 - $130.7 million) of real estate debt is subject to a weighted average variable interest rate of 4.65% (December 31, 2009 – 4.8%) and matures between 2010 and 2018.

The revolving term credit facilities include amounts available up to a formula-based maximum not to exceed $150 million.  The facility bears interest at prime plus 3% or at the corporate bankers’ acceptance rate plus 4.25%.  The facility is secured by a general security agreement and first charges against lots and parcels, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At March 31, 2010, Dundee Realty had drawn $78.0 million against its revolving term credit facility, including $18.3 million in the form of letters of credit and $5.3 million in bank overdraft.  The facility was renewed on October 16, 2009 and expires on November 30, 2011.

Dundee REIT
Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At March 31, 2010, Dundee REIT’s portfolio consisted of approximately 8.4 million square feet of gross leasable area across Canada.

Dundee REIT successfully raised approximately $174.2 million in equity financings completed in September 2009 and in January 2010 and completed a further public offering for gross proceeds of $115.1 million in March of the current year.  These arrangements facilitated the acquisition of two significant properties by Dundee REIT including Adelaide Place in downtown Toronto, which was acquired for $217.4 million, with Dundee REIT securing a $120 million five-year mortgage at 4.8% on the property as well as the Aviva Corporate Centre in eastern Toronto, which was acquired for $45.9 million and included the assumption of debt of $30.3 million.

Net operating income in Dundee REIT increased by 25% in the first quarter of 2010, compared with the same period of the prior year and reflects the benefits of these two acquisitions as well as properties acquired in 2009.  This is reflected in rental revenues, which increased 27% period-over-period, with a strong 97% occupancy rate.

Our share of earnings from our investment in Dundee REIT in the first quarter of 2010 was $1.0 million.  We also recognized a dilution gain of $1.7 million following the equity issuances completed by Dundee REIT as we did not participate in these offerings.  This compares with net equity losses of $0.6 million during the first quarter of 2009.

Dundee Corporation received distributions from Dundee REIT of $2.4 million during the first three months of 2010 (three months ended March 31, 2009 - $2.3 million), of which $0.5 million were reinvested in Dundee REIT as part of its dividend reinvestment program (three months ended March 31, 2009 - $nil).

At March 31, 2010, Dundee Corporation owned 0.9 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 13% interest in Dundee REIT.  We continue to equity account for our investment in Dundee REIT, as we remain involved in certain aspects of the business, including representation on its board of trustees.  At March 31, 2010, the market value of our investment in Dundee REIT was $113.8 million.  Pursuant to the exchange feature of our exchangeable debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at March 31, 2010, had a market value of $8.3 million.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.

DUNDEE CORPORATION

RESOURCES SEGMENT

Net earnings in the resources segment during the three months ended March 31, 2010, were $7.4 million compared to a net loss of $2.3 million in the same period of 2009.

Earnings from resource-based equity accounted investments were $8.5 million during the three months ended March 31, 2010, compared with equity losses of $1.4 million in the same period of 2009.

Eurogas Corporation

Spanish Oil and Gas Projects
Eurogas holds a 73.7% interest in Castor UGS Limited Partnership (“CLP”), which in turn holds a 33% interest in the Spanish Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project (“Castor UGS Project”).  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project.

CLP has entered into agreements with ACS Servicios Comunicacions y Energia S.L. (“ACS”) and Enagas, S.A. pursuant to which ACS acquired a 66.7% interest in Escal.  In turn, Enagas S.A., the technical manager of the gas system and common carrier for the high pressure gas network in Spain, will acquire 50% of ACS’s interest in Escal at commissioning and start-up of the Castor UGS Project, subject to certain terms and conditions.

In 2009, Escal and its shareholders engaged a group of banks to lead a process to obtain a 10-year loan for up to a maximum of €1.575 billion to finance the construction and commissioning of the Castor offshore and onshore facilities including pipelines, interest and guarantees during construction.  This mandate was given to Banco Español de Crédito, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Banco Santander, S.A. and Société Général (jointly the “Coordinating Banks”), as the initial step in securing project financing and in order to establish the final terms and conditions to be agreed upon, if and when the banks formally complete the project financing.

The Coordinating Banks have conditionally completed the procurement of participants in a financing syndicate, subject to the finalization of certain terms and conditions.  In the first quarter of 2010, and in order to provide further clarification of certain regulatory matters, the closing of the financing was postponed.  Eurogas currently anticipates that the financing will be completed in the second quarter of this year.  It is anticipated that interim bridge financing is available to Escal until such time as the project financing has been completed, at which time the bridge financing will be repaid.

Escal has submitted its budget to the Ministry of Industry in Spain with planned spending of $1.6 billion (€1.131 billion), which may be revised from time to time.  As at March 31, 2010, $489 million (€356 million) has been spent.  The budget outlines spending for permitting, engineering, procurement and land acquisition.  ACS, in its capacity as the overall contractor for engineering, procurement and construction, has awarded most of the major contracts.

Enagas S.A. has contracted and will pay for the construction of the pipeline needed to connect the Castor onshore facility to the national gas pipeline grid.

Construction is advancing, including construction of the process platform.  Following completion of the process platform, which is expected in the third quarter of 2010, Escal will initiate a 12 well drilling program.  Commencement of pipeline construction is scheduled for the fourth quarter of this year.  The targeted completion date for the Castor UGS Project is mid-2012.

DUNDEE CORPORATION

Eurogas International Inc.

Tunisian Oil and Gas Projects

Sfax Permit Update
EII is currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds an interest in the 1.0 million acre Sfax permit (“Sfax Permit”).  EII is the non-operating partner in the permit.  All costs associated with the Sfax Permit are capitalized as part of the exploration and evaluation phase of operations.  During the three months ended March 31, 2010, an aggregate of $1.2 million (three months ended March 31, 2009 - $0.3 million) was capitalized to the Tunisian asset pool.  Prior year expenditures were generally funded by a third-party pursuant to a farmout arrangement which has subsequently been terminated.

EII, on behalf of the joint venture, is overseeing the reprocessing of four 3-D seismic surveys on the Sfax Permit.  The 340 km2 Sfax program over the Ras-El-Besh and Jawhara oil prospects was completed and mapping has commenced.  The 60 km2 and 460 km2 programs for Salloum and the Kerkennah Banks, respectively, and a portion of the older Ashtart 3-D survey are currently being reprocessed.  Selected 2-D seismic lines will also be reprocessed to support the mapping of prospects and leads on the permit.  Once completed, EII, together with its joint venture partner, will use the reprocessed data to remap the prospects and leads in order to determine a future course of action with respect to the drilling of an exploration well to satisfy an outstanding drilling obligation pursuant to the terms of the permit itself.

Seawolf Litigation
Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), as operator under the Sfax joint venture, commenced arbitration proceedings against Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively, “Seawolf”) under the rules of the London Court of International Arbitration (“LCIA”).  APEX, on behalf of the joint venture, filed a statement of case seeking damages for misrepresentations and breach of a drilling contract in respect of the REB-3 well within the Ras-El-Besh concession, as well as payment of indemnities under the contract.  Seawolf responded by filing a counterclaim.  In April 2010, the parties reached an agreement in principle for a proposed settlement of the arbitration proceedings.  The settlement provides for the payment, by Seawolf to the joint venture, of up to a maximum of approximately US$12 million to be received over 18 months and which is to be secured by a bank guarantee from a recognized international bank.  The settlement remains subject to the parties receiving an executed formal settlement agreement and bank guarantee.  EII’s interest in any settlement proceeds is subject to final determination under its joint venture agreement with APEX and the joint venture’s farmout and settlement agreements with a third-party, but will be no less than 22.5%.

Breakwater Resources Ltd.
During the quarter ended March 31, 2010, Breakwater reported net earnings of $24.8 million on gross sales revenue of $105.7 million, compared with a net loss of $6.5 million on gross sales revenue of $64.1 million during the first quarter of 2009.  Gross sales revenue and the resulting net earnings increased quarter-over-quarter primarily due to significantly higher metal prices and higher concentrate sales volumes.  Net earnings were also enhanced by lower treatment and marketing costs.

On April 1, 2010, Breakwater announced that it had closed a flow-through share private placement consisting of 11,112,000 shares at a price of $0.45 per share for gross proceeds of approximately $5.0 million.  Dundee Corporation did not participate in this private placement.

Equity earnings from our investment in Breakwater during the three months ended March 31, 2010 were $7.6 million (three months ended March 31, 2009 – loss of $0.3 million).  At March 31, 2010, we held 171 million shares of Breakwater, representing a 25% interest.  The market value of our investment was approximately $64.1 million.  In addition, we own 29 million warrants (BWR.WT.A) which, at March 31, 2010, had a market value of approximately $7.2 million.

DUNDEE CORPORATION

Dundee Precious Metals Inc.
Net revenue earned by Dundee Precious from sales of concentrates of US$20.5 million for the first quarter of 2010 was US$1.2 million or 6% lower than the corresponding prior year period.  The decrease was due to a 29% decrease in deliveries of concentrates produced at Dundee Precious’ 100%-owned Bulgarian-based Chelopech mine, as well as net unfavourable mark-to-market adjustments and final settlements.  This decrease was partially offset by a 22% increase in the price of gold and a 112% increase in copper prices.

Gross loss from mining operations was US$1.4 million for the quarter ended March 31, 2010, compared with a gross profit of US$2.9 million in the prior year period.  The decrease in gross profits from mining operations was due, in part, to a decrease in deliveries of concentrate produced at Chelopech, resulting from a delayed shipment leaving the Bulgarian port.

Dundee Precious reported a net loss of US$48.3 million during the quarter ended March 31, 2010, compared with a net loss of US$4.9 million in the first quarter of 2009.  The net loss for the first quarter of 2010 included an impairment provision of US$50.6 million taken against the planned construction of a metals processing facility (“MPF”) in Chelopech as the Bulgarian Supreme Administrative Court’s recent final decision to revoke the MPF Environmental Impact Assessment renders it unlikely that the MPF project will proceed.

Dundee Corporation had previously provided against the carrying value of these assets as part of its recognition of an other-than-temporary impairment against its carrying value of Dundee Precious on December 31, 2008.  Accordingly, Dundee Corporation’s earnings during the first quarter of 2010 do not include its share of the provision realized by Dundee Precious.  As a result, we realized equity earnings from our investment in Dundee Precious of $1.1 million during the three months ended March 31, 2010 (three months ended March 31, 2009 - $1.3 million).

In the first quarter of 2010, Dundee Precious completed a public offering of 20 million of its common shares at a price of $3.30 per share, for gross proceeds of $66 million.  Dundee Corporation acquired 8,881,200 common shares in the public offering, increasing our interest in Dundee Precious from 20% to 23%.

At March 31, 2010, we held approximately 28.3 million shares and 3.9 million warrants of Dundee Precious with an aggregate market value of $94.2 million.

In the first quarter of 2010, Dundee Precious completed the acquisition of Namibia Custom Smelters (Pty) Ltd., a metals processing and smelting operation in Tsumeb, Namibia, for US$33 million.  Negotiations are presently ongoing with an expected completion date of on or before May 31, 2010.

In April 2010, Dundee Precious entered into a definitive business combination agreement for the sale of its Timok and Potoj Cuka gold projects located in Serbia (the “Projects”), which, if completed, will result in Dundee Precious owning an approximate  50.4% interest in Rodeo Capital Corp., a capital pool company trading on the TSX Venture Exchange.  The transaction is subject to various conditions, including among other things, receipt of all required regulatory approval, including approval by the Serbian government.  The business combination agreement will terminate if the transaction is not completed by September 25, 2010.

Dundee Precious also announced that it has entered into a non-binding letter of intent for the sale of its molybdenum and remaining gold and copper projects in Serbia, which provides for the exchange of assets in return for equity and equity-linked consideration that includes a 47.5% interest in Queensland Minerals Ltd., a junior mineral exploration company whose shares are listed on the TSX Venture Exchange.

DUNDEE CORPORATION

Other Equity Accounted Investments in Dundee Resources

Other equity accounted investments include Odyssey Resources Ltd., Valdez Gold Corporation and Corona Gold Corporation.  Our share of losses from these investments during the quarter ended March 31, 2010 was $0.3 million (three months ended March 31, 2009 – equity losses of $2.5 million).  Together, these investments represent a market value of $9.3 million as at March 31, 2010.

Other Resource-Based Portfolio Investments

African Minerals Limited (“African Minerals”) – During the quarter ended March 31, 2010, we increased our ownership interest in African Minerals by purchasing a further 1.6 million shares as part of a 20 million public share offering at £4.00 per share bringing our total ownership to 5.6 million shares.  At March 31, 2010, the market value of our investment in African Minerals was approximately $31.8 million.

Iberian Minerals Corp. (“Iberian”) –  At March 31, 2010, we held a $25 million debenture interest and 6.5 million shares of Iberian which, on a combined basis, had a market value of $28.1 million.  In April of this year, we received $25 million of cash plus accrued interest in full settlement of amounts owing pursuant to the debenture.  On December 31, 2008, and in response to the then imminent credit crisis, we provided a $19.4 million other-than-temporary impairment against the carrying value of our debenture in Iberian, reducing our carrying value at that date to $5.6 million.  Accordingly, during the second quarter of 2010, we will realize a net investment gain of $19.4 million in net earnings, all of which is currently unrealized and included in OCI.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments
Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividends and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $2.8 million during the three months ended March 31, 2010 compared with $2.2 million during the same period of 2009.  This period-over-period increase is attributable to costs associated with the IFRS conversion project (see “Future Accounting Changes – International Financial Reporting Standards”) as well as costs associated with the development of business prospects.

Corporate Interest Expense
Corporate interest expense was $2.5 million for the three months ended March 31, 2010 compared with $5.0 million in the same period of 2009.  Included in interest expense during the first quarter of the current year is a nominal mark-to-market gain related to the redemption right on our Preference shares, series 1.  For accounting purposes, the redemption right is considered an embedded derivative and is therefore reported in earnings on a mark-to-market basis.  During the same period of the prior year, we recorded a $2.3 million mark-to-market loss relating to this embedded derivative.

Income Tax Expense
The Company’s effective income tax rate was 25.0% for the quarter ended March 31, 2010 (quarter ended March 31, 2009 – 18.3%).  The effective tax rate for the quarter ended March 31, 2010 was below the statutory combined federal and provincial tax rate of 31% primarily as a result of the realization of certain future tax assets at higher tax rates than originally anticipated, partially offset by non-deductible items, including stock based compensation and preference share dividends.

DUNDEE CORPORATION

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets
Goodwill and other intangible assets were carried at $735.4 million at March 31, 2010 compared with $736.4 million at December 31, 2009.

(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2009	$373,926	$338,078	$13,954	$8,514	$1,883	$736,355
Amortization	-	-	(410)	(236)	(332)	(978)
Balance, March 31, 2010	$373,926	$338,078	$13,544	$8,278	$1,551	$735,377

Corporate Debt

(in thousands of dollars)
			Revolving Term Credit Facilities
	$9.5 million			$150 million	Real
	Exchangeable	$200 million	$200 million	Dundee	Estate
	Debentures	Notes, Series 1	Corporate	Realty	Debt	TOTAL
Balance, December 31, 2009	$9,227	$197,949	$-	$75,408	$105,433	$388,017
Revolving term credit facilities	-	-	4,810	(21,000)	-	(16,190)
Changes in real estate debt	-	-	-	-	6,732	6,732
Other	14	106	-	-	-	120
Balance, March 31, 2010	$9,241	$198,055	$4,810	$54,408	$112,165	$378,679

Revolving Term Credit Facilities - Corporate ─ The Company has established a $200 million revolving term credit facility, which expires on November 9, 2010.  Borrowings under the facility bear interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.25% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.25%.  The Company is subject to a standby fee of 0.7875%.  As at March 31, 2010, $4.8 million was drawn against the facility.

The facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable debentures and restrictions on the prepayment and payment of interest on the exchangeable debentures.  In certain limited circumstances, we may be required to pledge certain of our investments as security against amounts borrowed pursuant to the amended facility.

The credit facility provided to the Company is subject to an annual renewal.  There can be no assurance that the credit facility will be renewed on November 9, 2010 under the same terms and conditions as provided in the current credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─ The Company’s exchangeable debentures mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At March 31, 2010, approximately $9.5 million remained outstanding pursuant to these exchangeable debentures.  We have placed sufficient units into escrow established for this purpose to satisfy any potential obligation pursuant to the exchangeable debentures.

Debt of Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition”.

Future Income Tax Liabilities
Our net future income tax liability at March 31, 2010 was $27.3 million, which represents future income tax assets of $156.5 million, offset by future income tax liabilities of $183.8 million.  This compares to a net future income tax liability of $40.2 million at December 31, 2009.  Details of the components of the Company’s future income tax assets and future income tax

DUNDEE CORPORATION

liabilities are included in note 20 to the unaudited interim consolidated financial statements for the three months ended March 31, 2010.

Future income tax liabilities in respect of the wealth management segment for the first quarter of 2010 include $87.7 million (December 31, 2009 - $87.8 million) relating to investment management contracts acquired in previous business combinations and $70.6 million (December 31, 2009 - $67.2 million) associated with deferred sales commissions.

Included in future income tax assets at March 31, 2010 is $118.8 million (December 31, 2009 - $113.5 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The benefit recognized in respect of these tax loss carry forwards at March 31, 2010 is based on aggregate income tax losses of $501.6 million (December 31, 2009 - $492.0 million).

Non-Controlling Interest
Non-controlling interest increased during the first quarter of 2010 to $691.5 million from $667.9 million at the end of 2009.

(in millions of dollars)
	Dundee		Dundee
	Wealth	Eurogas	Realty	TOTAL
Balance, December 31, 2009	$566.4	$46.2	$55.3	$667.9
Net earnings (loss)	17.0	(0.5)	3.7	20.2
Other comprehensive loss	(2.4)	(0.1)	-	(2.5)
Cash distributions/dividends	(1.9)	-	(5.4)	(7.3)
Dilution loss	1.3	-	4.9	6.2
Other transactions	1.5	-	5.5	7.0
Balance, March 31, 2010	$581.9	$45.6	$64.0	$691.5

Share Capital
As at March 31, 2010, there were 70,649,221 Class A subordinate shares (“Subordinate Shares”) and 3,119,404 Class B common shares outstanding. During the first quarter of 2010, we acquired 558,000 Subordinate Shares at a cost of $7.3 million for cancellation pursuant to the provisions of our normal course issuer bid.

As at March 31, 2010, we had granted 2,449,612 options with a weighted average exercise price of $7.33, of which 1,134,612 were exercisable, as holders had met the vesting criteria.

The terms of the Company’s preference shares are detailed in note 16 to the 2009 Audited Consolidated Financial Statements.  At March 31, 2010, there were 6.0 million Preference shares, series 1 and 5.2 million Preference shares, series 2 outstanding.  During the three months ended March 31, 2010, we paid dividends of $1.9 million and $2.2 million on the Preference shares, series 1, and Preference shares, series 2, respectively.  The dividends associated with the Preference shares, series 1 have been included as interest expense in net earnings to correspond with the classification of these shares as liabilities on our consolidated balance sheet.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents
As at March 31, 2010, cash and cash equivalents were $383.8 million compared with $480.2 million at December 31, 2009.  We incurred net cash outflows during the first quarter of 2010 of $96.4 million.  Significant cash flows during the three months ended March 31, 2010 compared with cash flows during the three months ended March 31, 2009 are as follows:

DUNDEE CORPORATION

Significant Cash Flows from Operating Activities

(in thousands of dollars)
For the three months ended,	March 31, 2010	March 31, 2009
Operating activities:
Net earnings net of non-cash items	$40,130	$22,351
Client account balances and securities owned and sold short	(48,674)	9,123
Changes in bank indebtedness	(2,788)	2,146
Changes in working capital amounts	23,816	2,290
Changes in land, housing and condominium inventory	6,955	(18,056)
Other changes in real estate working capital	6,469	2,290
Changes in other operating activities	7,237	(2,183)
Cash provided from operating activities	$33,145	$17,961

•
The effect of changes in client account balances and securities owned and sold short held by DundeeWealth and by Dundee Merchant Bank will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of our subsidiaries.  During the first three months of 2010, variations in these balances resulted in net cash outflows of $48.7 million (three months ended March 31, 2009 – $9.1 million net cash inflows).

•
Changes in amounts owing on bank indebtedness reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities.  These balances may also vary significantly on a period-by-period basis.  During the three months ended March 31, 2010, DundeeWealth repaid $2.8 million against these facilities on a net basis.  By comparison, in the same period of the prior year, changes in call loan balances generated cash inflows of $2.1 million.

•
Changes in working capital amounts, including changes in accounts receivable, net of accounts payable, generated cash inflows of $23.8 million in the first quarter of 2010, partially related to the receipt of performance fee revenues earned on December 31, 2009.  In the first quarter of the prior year, these working capital items generated operating cash inflows of $2.3 million.

•
During the first quarter of 2010, Dundee Realty generated cash of $7.0 million from activities related to the development of land, housing and condominium inventory.  In the same period of the prior year, these real estate activities utilized cash of approximately $18.1 million.

•
Other changes in working capital relating to real estate activities generated operating cash inflows of $6.5 million in the first quarter of 2010, compared with operating cash inflows of $2.3 million in the first quarter of 2009.

DUNDEE CORPORATION

Significant Cash Flows from Investing Activities

(in thousands of dollars)
For the three months ended,	March 31, 2010	March 31, 2009
Investing activities:
Sales commissions incurred on distribution of mutual funds	$(39,430)	$(18,025)
Acquisitions of corporate investments	(76,523)	(17,370)
Proceeds from dispositions of corporate investments	30,723	3,694
Net investment in real estate assets	(21,371)	(4,201)
Net changes in capital and other tangible assets	(3,770)	(338)
Cash used in investing activities	$(110,371)	$(36,240)

•
Gross additions of new AUM in DundeeWealth were $3.2 billion in the first quarter of 2010 (first quarter of 2009 – $1.3 billion).  Sales commissions paid on these new AUM were $39.4 million (first quarter of 2009 – $18.0 million).

•
During the three months ended March 31, 2010, we invested $76.5 million (three months ended March 31, 2009 – $17.4 million) in new investments or in acquiring an increased interest in existing investments in our portfolio of AFS or equity-accounted securities.

•
Proceeds from sales of corporate investments were $30.7 million for the three months ended March 31, 2010 (three months ended March 31, 2009 – $3.7 million), including $21.9 million from the sale of CLOs by DundeeWealth.  Cash flows from these investment activities will vary from period-to-period and are dependent on trading activity.

•
Net real estate acquisitions and development activities (other than for inventory referred to previously) required cash of $21.4 million in the first quarter of 2010 compared with $4.2 million in the first quarter of 2009.

Significant Cash Flows from Financing Activities

(in thousands of dollars)
For the three months ended,	March 31, 2010	March 31, 2009
Financing activities:
Acquisition of Class A subordinate shares, net of costs	$(7,334)	$(1,055)
Dividends paid on Preference shares, series 2	(2,194)	-
Change in corporate debt facilities	(6,235)	(6,550)
Dividends paid by subsidiaries to non-controlling interests	(7,269)	(1,495)
Other financing activities	3,864	1,437
Cash used in financing activities	$(19,168)	$(7,663)

•
During the first quarter of 2010, the Company purchased 558,000 Subordinate Shares (first quarter of 2009 – 260,700) for cancellation under our normal course issuer bid at an aggregate cost of $7.3 million (first quarter of 2009 - $1.1 million).

•	During the quarter ended March 31, 2010, the Company paid a dividend of $2.2 million on outstanding Preference shares, series 2 which were issued during the third quarter of the prior year.
•	Aggregate net amounts repaid pursuant to corporate debt facilities during the first three months of 2010 were $6.2 million (first three months of 2009 - $6.6 million).
•	Our subsidiaries paid dividends to non-controlling shareholders during the first quarter of 2010 of $7.3 million (first quarter of 2009 – $1.5 million)

DundeeWealth’s main operating subsidiaries function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At March 31, 2010, all of DundeeWealth’s regulated entities exceeded their minimum regulatory capital requirements with working capital of $362.5 million (December 31, 2009 – $353.0 million) in DundeeWealth’s investment management business and excess regulatory capital of $36.9 million (December 31, 2009 – $38.5 million) in brokerage operations.  In the case of DundeeWealth’s brokerage operations, the amount of capital that exists within the regulated entities dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  Furthermore, DundeeWealth’s ability to transfer cash resources out of these regulated subsidiaries may be limited by their requirement to comply with these formulas.

DUNDEE CORPORATION

Cash Requirements
Our capital management and funding objectives include ensuring that the Company is compliant with all of its ongoing obligations including ensuring that all of its regulated entities meet relevant regulatory capital requirements and ensuring that we are able to meet our financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants.  In determining our capital allocation, we consider the use of capital to effectively manage the land and housing business in the real estate segment and to adequately provide for exploration, evaluation and development activities in the resources segment.  Our capital management objectives also include ensuring that the Company has sufficient capital available to benefit from acquisitions and other opportunities, should they arise, and ensuring adequate returns for shareholders.  The Company regularly assesses its capital management practices in response to changing economic conditions.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preference shares and debt obligations.  The Company may also require cash to finance new business initiatives.  The potential success of these business initiatives may necessitate increased capital beyond anticipated levels.

The Company continues to maintain a $200 million revolving term credit facility which allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At March 31, 2010, we had drawn $4.8 million against the facility.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees and redemption fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary requires additional capital if operating levels increase, and also if it incurs significant losses or increases its exposures as determined by a capital formula.  For example, in periods of significant decline in equity values, additional levels of capital may be required to support client lending in margin accounts.

With the completion of DundeeWealth’s issuance of Notes in 2009 for cash proceeds of $197.9 million, as well as strong operating cash flows, DundeeWealth believes that it has sufficient resources to fully support any operational requirements and initiatives and to act on any opportunities which may become available.

Our real estate segment requires working capital to finance the development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment provides us with increased flexibility to operate this business efficiently.

On a consolidated basis, we believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

CONSOLIDATED QUARTERLY BUSINESS TRENDS

(in thousands of dollars, except per share amounts)
	2010		2009			2008
For the three months ended,	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-June

Revenues	$305,584	$324,079	$268,700	$245,620	$199,686	$359,476	$317,123	$284,042
Net earnings (loss) for the period	23,897	10,613	30,209	29,873	(8,244)	(184,597)	(1,916)	6,585

Earnings per share
Basic	$0.29	$0.11	$0.41	$0.40	$(0.11)	$(2.48)	$(0.03)	$0.09
Diluted	$0.27	$0.10	$0.39	$0.39	$(0.11)	$(2.48)	$(0.03)	$0.08

DUNDEE CORPORATION

•
Revenues and net earnings in the latter part of 2008 and in the first two quarters of 2009 were adversely affected by significant declines in global markets.  The table below summarizes the effect of fair value adjustments and other-than-temporary impairments to the Company’s net earnings on a quarterly basis, before taxes and non-controlling interest.

(in thousands of dollars)
	2010		2009			2008
For the three months ended,	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-June
Asset backed commercial paper	$-	$-	$-	$-	$-	$-	$37,942	$-
Floating rate notes	812	25,297	(2,876)	(46,047)	-	-	-	-
Collateralized loan obligations	-	-	-	455	9,046	99,961	-	-
Other available-for-sale securities	-	-	-	-	-	57,310	-	-
Equity accounted investments	-	-	-	-	-	114,194	-	-
	$812	$25,297	$(2,876)	$(45,592)	$9,046	$271,465	$37,942	$-

•
Performance fee revenues may be earned in our wealth management segment.  Performance fee revenues are based on the market values of the underlying portfolio at the respective year end.  Accordingly, they are recorded as revenues only when such year end values have been finalized.

•	The 2008 fourth quarter results included a $17.7 million loss on the sale of a subsidiary of DundeeWealth.

•	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of $7.6 million and $11.0 million accrued in the third and fourth quarters of 2008, respectively.

•
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period-to-period.

•
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

•
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period-to-period and may depend on market forces or other operating conditions that are not necessarily under our control.  As a result of the global economic crisis in the latter part of 2008, our resources segment experienced significant decreases in commodity prices and rising operating costs, which had an adverse effect on our share of earnings in the third and fourth quarters of 2008.

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the three months ended March 31, 2010, there have been no substantive changes in the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 26 to the 2009 Audited Consolidated Financial Statements and the associated MD&A as at and for the year ended December 31, 2009.

Subsidiaries of the Company are defendants in various legal actions.  These subsidiaries intend to vigorously defend themselves against these claims.  Although the ultimate outcome of these matters and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

DUNDEE CORPORATION

RELATED PARTY TRANSACTIONS

There have been no significant changes in the nature and scope of related party transactions to those described in note 28 to the 2009 Audited Consolidated Financial Statements and on page 46 of the accompanying MD&A.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial conditions.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2009 Audited Consolidated Financial Statements.  A summary of the more significant judgements and estimates made by management is provided on pages 47 to 51 to the Company’s MD&A as at and for the year ended December 31, 2009.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA Accounting Standards Board (“Canadian AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011.  The implementation of IFRS will apply to the Company’s interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.

The Company has established an IFRS implementation committee (the “Committee”) with a mandate to oversee the conversion process.  The primary focus of the Committee throughout 2009 was the identification and analysis of key differences between IFRS and the Company’s current accounting policies, which included a preliminary assessment of the various accounting alternatives offered by IFRS and consideration of related changes to business processes and internal controls.  Pages 52 through 55 of the Company’s MD&A accompanying its 2009 Audited Consolidated Financial Statements provide a comprehensive discussion of the key standards under IFRS that the Company believes will have the most significant impact, the key elements of our transition plan and key milestones for implementation.  As at March 31, 2010, there have been no significant changes to the plan as outlined therein.

Progress in the First Quarter of 2010

Analysis of IFRS Accounting Policies Affecting the Company
The Company has continued with the assessment of those accounting policies expected to change upon conversion to IFRS, with a particular focus on the standards identified as potentially significant to the Company’s consolidated financial statements.  The Company’s IFRS conversion process remains on schedule and we expect to provide accounting policy decisions and quantified information regarding the conversion to IFRS on the first reporting period following the key dates as outlined in the MD&A accompanying the 2009 Audited Consolidated Financial Statements.

Skeleton Financial Statements

The Company has also been focused on skeleton IFRS-based financial statement disclosures for each of its significant business segments and for the Company itself, in order to identify additional quantitative and qualitative disclosures required under IFRS.

Next Steps
The Committee will continue to monitor results from the existing conversion plan, as well as ongoing changes to IFRS, and adjust our transition and implementation plans accordingly.  The Company’s transition remains aligned to our implementation schedule and it is on track to meet the timelines essential to the changeover.

DUNDEE CORPORATION

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and Chief Financial Officer certifying that, among other things, the design of disclosure controls and procedures and the design of internal control over financial reporting are adequate.  The financial disclosure controls and procedures provide reasonable assurance that material financial information has been duly disclosed by the Company.  Furthermore, internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its consolidated financial statements.

The Chief Executive Officer and Chief Financial Officer of the Company have also evaluated whether there were changes to the Company’s internal control over financial reporting during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.  No changes were identified during their evaluation.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system is met.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance. These risks have been detailed in the section entitled “Managing Risk” in the Company’s MD&A as at and for the year ended December 31, 2009 and in the section entitled “Risk Factors” in the Company’s Annual Information Form.  The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

FORWARD LOOKING STATEMENTS

The Company’s public communications may include written or oral forward looking statements.  Statements of this type are included in this MD&A, and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the “safe harbour” provisions of the Securities Act (Ontario) and under equivalent applicable Canadian and United States securities legislation.  Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to our objectives and priorities for 2010 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts.  Such statements are based on the current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resources industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in the Company’s annual MD&A accompanying its 2009 Audited Consolidated Financial Statements, as amended herein.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions; our ability to execute our strategic plans and meet financial obligations; the performance of the Company’s principal subsidiaries; the Company’s ability to raise additional capital; our ability to create, attract and retain AUM and AUA; risks relating to trading activities and investments; potential liability of the Company and its subsidiaries under securities laws and for violations of investor suitability requirements; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; the availability and adequacy of insurance coverage for the Company and its subsidiaries; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries; and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of May 10, 2010.

DUNDEE CORPORATION

Assumptions about the future performance of the Canadian, European and United States economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis, which factors are unpredictable and may impact the Company’s performance.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by market events in 2008 and early 2009, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com and on the Company’s website at www.dundeecorporation.com.

Toronto, Ontario
May 10, 2010

DUNDEE CORPORATION

   DUNDEE CORPORATION

    CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2010

DUNDEE CORPORATION
CONSOLIDATED BALANCE SHEETS

As at March 31, 2010 and December 31, 2009
(expressed in thousands of Canadian dollars) (unaudited)

	2010	2009

ASSETS
Cash and cash equivalents	$383,781	$480,175
Accounts receivable	241,217	297,572
Client accounts receivable (note 3)	643,482	401,780
Trading securities owned (note 4)	187,086	198,391
Available-for-sale securities (note 5)	309,956	257,494
Equity accounted investments (note 6)	195,260	158,963
Deferred sales commissions (note 7)	252,793	236,981
Real estate, capital and other assets (note 8)	535,646	523,487
Goodwill and other intangible assets (note 9)	735,377	736,355
TOTAL ASSETS	$3,484,598	$3,291,198

LIABILITIES
Bank indebtedness (note 10)	$2,033	$4,821
Accounts payable and accrued liabilities	235,351	262,413
Client deposits and related liabilities (note 11)	650,628	476,820
Trading securities sold short (note 4)	32,806	23,127
Income taxes payable	14,425	6,936
Corporate debt (note 12)	378,679	388,017
Series 1 preference shares, DundeeWealth (note 13)	153,382	153,301
Preference shares, series 1 (note 15)	147,809	147,722
Future income tax liabilities (note 20)	27,345	40,188
	1,642,458	1,503,345

NON-CONTROLLING INTEREST (note 14)	691,458	667,871

SHAREHOLDERS' EQUITY
Share capital (notes 15 and 16)
Common shares	287,009	289,207
Preference shares, series 2	127,068	127,085
Contributed surplus	9,003	8,498
Retained earnings	683,376	666,774
Accumulated other comprehensive income (note 17)	44,226	28,418
	1,150,682	1,119,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,484,598	$3,291,198
The accompanying notes are an integral part of these consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 24)

DUNDEE CORPORATION

1

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2010 and 2009
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	2010	2009

REVENUES
Management fees	$135,552	$89,578
Redemption fees	3,727	3,667
Financial services	74,233	60,870
Real estate revenues	69,232	44,711
	282,744	198,826
Investment income (note 18)	22,840	860
	305,584	199,686
EXPENSES
Selling, general and administrative	79,256	69,181
Variable compensation	47,058	40,897
Trailer service fees	40,139	25,935
Operating costs, real estate	47,683	31,129
	214,136	167,142
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	91,448	32,544
Amortization of deferred sales commissions	23,618	21,580
Depreciation, depletion and amortization	4,321	5,106
Interest expense	9,583	11,868
Share of (earnings) loss of equity accounted investees (note 18)	(11,140)	1,963
Fair value adjustments (notes 4 and 5)	(812)	9,046
Foreign exchange loss	874	860
OPERATING EARNINGS (LOSS) BEFORE UNDERNOTED ITEMS	65,004	(17,879)
Dilution (loss) gain, net (note 2)	(6,209)	252
	58,795	(17,627)
Income taxes (note 20)
Current	25,424	10,842
Future	(10,726)	(14,061)
	14,698	(3,219)
Non-controlling interest	20,200	(6,164)
NET EARNINGS (LOSS) FOR THE PERIOD	$23,897	$(8,244)

NET EARNINGS (LOSS) PER SHARE (note 21)
Basic	$0.29	$(0.11)
Diluted	$0.27	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

2

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended March 31, 2010 and 2009
(expressed in thousands of Canadian dollars) (unaudited)

	ref	2010	2009
NET EARNINGS (LOSS) FOR THE PERIOD		$23,897	$(8,244)
Other comprehensive income (loss)
Unrealized gains on available-for-sale securities	a	29,137	3,858
Transfer of unrealized (gains) losses to net earnings (loss)	b	(9,966)	8,047
Unrealized foreign currency (loss) gain on forward contract	c	(13)	79
Unrealized loss from foreign currency translation	d	(4,319)	(514)
Transfer of unrealized loss from foreign currency translation to net earnings (loss)	e	514	609
Share of other comprehensive (loss) income of equity accounted investees	f	(2,048)	1,186
Non-controlling interest		2,503	(2,809)
Other comprehensive income from operations		15,808	10,456
COMPREHENSIVE INCOME FOR THE PERIOD		$39,705	$2,212

a) Net of taxes of		$(3,822)	$(130)
b) Net of taxes of		$3,322	$(3,286)
c) Net of taxes of		$6	$(8)
d) Net of taxes of		$1,402	$350
e) Net of taxes of		$(171)	$(249)
f) Net of taxes of		$1,053	$(470)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

3

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended March 31, 2010 and the year ended December 31, 2009
(expressed in thousands of Canadian dollars) (unaudited)
					Accumulated
		Preference			Other
	Common	Shares,	Contributed	Retained	Comprehensive
	Shares	Series 2	Surplus	Earnings	Income (Loss)	Total
Balance, January 1, 2009	$288,398	$-	$11,549	$604,075	$(23,183)	$880,839
Net earnings	-	-	-	62,451	-	62,451
Other comprehensive income	-	-	-	-	51,601	51,601
Acquisition of Class A subordinate shares for cancellation	(1,041)	-	-	(14)	-	(1,055)
Issuance of Class A subordinate shares for non-cash consideration	90	-	-	-	-	90
Issuance of Class A subordinate shares for cash	90	-	-	-	-	90
Issuance of Preference shares, series 2, net of issue costs	-	127,085	-	-	-	127,085
Dividends on Preference shares, series 2	-	-	-	(2,571)	-	(2,571)
Stock based compensation	-	-	1,207	-	-	1,207
Share incentive arrangements	-	-	(4,170)	2,833	-	(1,337)
Exercise of options	1,670	-	(88)	-	-	1,582
Balance, December 31, 2009	289,207	127,085	8,498	666,774	28,418	1,119,982
Net earnings	-	-	-	23,897	-	23,897
Other comprehensive income	-	-	-	-	15,808	15,808
Acquisition of Class A subordinate shares for cancellation	(2,233)	-	-	(5,101)	-	(7,334)
Issuance of Class A subordinate shares for non-cash consideration	18	-	-	-	-	18
Issuance of Class A subordinate shares for cash	17	-	-	-	-	17
Issue costs	-	(17)	-	-	-	(17)
Dividends on Preference shares, series 2	-	-	-	(2,194)	-	(2,194)
Stock based compensation	-	-	505	-	-	505
Balance, March 31, 2010	$287,009	$127,068	$9,003	$683,376	$44,226	$1,150,682

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

4

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2010 and 2009
(expressed in thousands of Canadian dollars) (unaudited)

	2010	2009

OPERATING ACTIVITIES:
Net earnings (loss) for the period	$23,897	$(8,244)
Non-cash items:
Depreciation, depletion and amortization	27,939	26,686
Net investment (gains) loss	(18,976)	3,165
Share of (earnings) losses of equity accounted investees	(11,140)	1,963
Fair value adjustments	(812)	9,046
Dilution loss (gain), net	6,209	(252)
Future income taxes	(10,726)	(14,061)
Non-controlling interest	20,200	(6,164)
Stock based compensation	4,707	4,898
Other	(1,168)	5,314
	40,130	22,351
Changes in:
Accounts receivable	44,801	14,513
Accounts payable and accrued liabilities	(20,985)	(12,223)
Bank indebtedness	(2,788)	2,146
Income taxes payable	7,237	(2,183)
Trading securities owned and sold short, net	19,220	(3,306)
Client accounts receivable, net of client deposits and related liabilities	(67,894)	12,429
Land, housing and condominium inventory	6,955	(18,056)
Other real estate working capital	6,469	2,290
CASH PROVIDED FROM OPERATING ACTIVITIES	33,145	17,961
INVESTING ACTIVITIES:
Net investment in real estate assets	(21,371)	(4,201)
Investment in oil and gas properties, net	(1,225)	(91)
Sales commissions incurred on distribution of mutual funds	(39,430)	(18,025)
Proceeds from dispositions of corporate investments	30,723	3,694
Acquisitions of corporate investments	(76,523)	(17,370)
Net changes in capital and other tangible assets	(2,545)	(247)
CASH USED IN INVESTING ACTIVITIES	(110,371)	(36,240)
FINANCING ACTIVITIES:
Change in corporate debt	(6,235)	(6,550)
Issuance of Class A subordinate shares, net of issue costs	17	1,160
Acquisition of Class A subordinate shares, net of costs	(7,334)	(1,055)
Net issuance of shares by subsidiaries to non-controlling interests	3,847	277
Dividends paid on Preference shares, series 2	(2,194)	-
Dividends paid by subsidiaries to non-controlling interests	(7,269)	(1,495)
CASH USED IN FINANCING ACTIVITIES	(19,168)	(7,663)
NET DECREASE IN CASH DURING THE PERIOD	(96,394)	(25,942)
Cash and cash equivalents, beginning of period	480,175	167,584
CASH AND CASH EQUIVALENTS, END OF PERIOD	$383,781	$141,642
Cash flows from operating activities include the following:
Interest paid	$9,583	$11,868
Taxes paid	$18,339	$13,695
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

5

DUNDEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2010 and 2009
(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)
(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars unless otherwise specified.

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in Notes 1 and 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2009 (“2009 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2009 Audited Consolidated Financial Statements.

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are made based on information available as at the date of issuance of the consolidated financial statements.  Actual results could differ materially from those estimates.

2.	BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Dilution of Interest in Dundee Realty Corporation
In 2006, the non-controlling shareholder of Dundee Realty Corporation (“Dundee Realty”) was granted options through the issuance of a class of Dundee Realty shares that enabled the non-controlling shareholder to acquire additional common shares of Dundee Realty over a six-year period, at an aggregate cost of approximately $10,698,000.  If exercised, the non-controlling shareholder’s interest in Dundee Realty would increase to 30%.  Prior to January 1, 2010, the non-controlling shareholder had paid $5,349,000 towards the exercise of these options.

In February 2010, the Company agreed to permit the acceleration of vesting requirements of the option arrangement, following which the non-controlling shareholder exercised all outstanding options for a further $5,349,000.  As a result, the non-controlling shareholder’s interest increased to 30%, diluting the Company’s interest in Dundee Realty from 74% at December 31, 2009 to 70%.  The Company recognized a dilution loss of $4,926,000 in respect of the transaction.

In the three months ended March 31 of the prior year, the Company recognized a dilution gain of $24,000 associated with changes in the non-controlling shareholder’s interest in Dundee Realty.

DUNDEE CORPORATION

6

Dilution of Interest in DundeeWealth Inc.
From time to time, DundeeWealth Inc. (“DundeeWealth”) may issue common shares from its treasury to settle share incentive awards to employees and financial advisors, or otherwise.  Unless the Company participates in the issuance of common shares from treasury on a pro-rata basis, such issuances will result in a dilution of the Company’s interest in DundeeWealth.  During the three months ended March 31, 2010, the issuance of common shares from treasury by DundeeWealth resulted in the Company recognizing a dilution loss of $1,288,000 (three months ended March 31, 2009 – dilution gain of $228,000).

Equity Changes in Eurogas Corporation
During the first quarter of 2010, the Company recognized a dilution gain of $5,000 associated with changes in the equity of Eurogas Corporation (“Eurogas”) (three months ended March 31, 2009 – $nil).

3.	CLIENT ACCOUNTS RECEIVABLE

	March 31, 2010	December 31, 2009
Client accounts	$475,459	$301,329
Brokers' and dealers' balances	61,258	30,744
Securities borrowed	106,765	69,707
	$643,482	$401,780

DundeeWealth is holding collateral with a market value of $106,704,000 (December 31, 2009 – $69,708,000) against amounts receivable pursuant to borrowing arrangements.

4.	TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

		March 31, 2010		December 31, 2009
	Trading Securities	Securities	Trading Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$121,625	$23,917	$139,377	$22,718
Equities and convertible debentures	59,891	8,889	53,444	409
Floating rate notes from restructuring of ABCP	5,570	-	5,570	-
	$187,086	$32,806	$198,391	$23,127

Bonds include $71,885,000 (December 31, 2009 – $74,549,000) in guaranteed investment certificates held by the resources segment.  These amounts have been deposited with a Canadian Schedule I Chartered Bank.

Bond maturities range from 2010 to 2108 (December 31, 2009 – from 2010 to 2109) and have annual interest yields ranging from 0% to 11.25% (December 31, 2009 – from 0% to 11.5%).

From time to time, DundeeWealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

During the three months ended March 31, 2010, DundeeWealth received interest and principal payments of $812,000 in respect of its portfolio of floating rate notes (“FRNs”) received on the restructuring of asset-backed commercial paper (“ABCP”).  Amounts received were applied to reduce the carrying value of the FRNs.  Subsequently, DundeeWealth recognized market appreciation of $812,000 (three months ended March 31, 2009 – $nil) in respect of the FRNs.  This amount has been included in net earnings as a “fair value adjustment”.

DUNDEE CORPORATION

7

5.	AVAILABLE-FOR-SALE SECURITIES

		March 31, 2010		December 31, 2009
	Cost	Fair Value	Cost	Fair Value
Mutual funds managed by a subsidiary	$118,894	$132,223	$92,319	$101,236
Collateralized loan obligations	3,742	26,133	7,071	39,308
Other portfolio investments	102,269	151,600	87,803	116,950
	$224,905	$309,956	$187,193	$257,494

Unrealized changes in the fair values of available-for-sale (“AFS”) securities, other than changes that are determined to be other-than-temporary impairments in fair value, are recognized in other comprehensive income (“OCI”).  During the three months ended March 31, 2010, the Company recognized unrealized fair value gains of $14,747,000 (three months ended March 31, 2009 – fair value gains of $14,973,000) in OCI.

During the three months ended March 31, 2010, DundeeWealth sold 12 of its positions in collateralized loan obligations (“CLOs”) for net proceeds of $21,958,000, realizing a gain of $18,629,000 in net earnings, of which $12,234,000 had previously been recognized in OCI.

In the three months ended March 31 of the prior year, the Company recognized other-than-temporary impairments of $9,046,000 related to DundeeWealth’s investments in CLOs.  This amount was included in net earnings as a “fair value adjustment”.

6.	EQUITY ACCOUNTED INVESTMENTS

		March 31, 2010		December 31, 2009
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$25,324	25%	$18,662
Dundee Precious Metals Inc.	23%	71,691	20%	45,109
Dundee Real Estate Investment Trust	13%	86,055	18%	84,156
Escal UGS S.L.	33%	5,601	33%	5,714
Odyssey Resources Limited	31%	1,406	31%	1,417
Other		5,183		3,905
		$195,260		$158,963

The aggregate fair value of the Company’s equity accounted investments as at March 31, 2010 was $294,322,000 (December 31, 2009 – $255,582,000).

Significant Transactions in Equity Accounted Investments

Dundee Precious Metals Inc. (“Dundee Precious”)
During the first quarter of 2010, Dundee Precious completed a public offering of 20,000,000 common shares of Dundee Precious at a price of $3.30 per share.   The Company purchased an aggregate of 8,881,200 common shares of Dundee Precious pursuant to the offering at a cost to the Company of $29,308,000.  As a result of the acquisition, the Company’s interest in Dundee Precious was increased from 20% to 23% at March 31, 2010.

DUNDEE CORPORATION

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Dundee Real Estate Investment Trust (“Dundee REIT”)
Dundee REIT completed public offerings in each of January and March 2010 pursuant to which it issued approximately 10,080,000 units of Dundee REIT for aggregate proceeds, before transaction costs, of $218,634,000.  The Company did not participate in the offerings and accordingly, the Company’s interest in Dundee REIT was diluted to 13% at March 31, 2010.   The Company continues to account for its investment in Dundee REIT on an equity basis as it is able to exert significant influence over the operations and financial results of Dundee REIT through its representation on the board of trustees of Dundee REIT, through services arrangements and through senior management representation.

Effect of Dilution of Interest on Share of Earnings of Equity Accounted Investees
During the three months ended March 31, 2010, the Company realized dilution gains of $1,755,000 (three months ended March 31, 2009 – dilution loss of $1,097,000) in respect of equity accounted investments, including $1,659,000 resulting from the Company’s dilution in Dundee REIT as previously discussed.

7.	DEFERRED SALES COMMISSIONS

	As at and for the	As at and for the
	three months ended	year ended
	March 31, 2010	December 31, 2009
Deferred sales commissions, beginning of period	$236,981	$234,027
Commissions funded during the period	39,430	91,643
Amortization during the period	(23,618)	(88,689)
Deferred sales commissions, end of period	$252,793	$236,981

8.	REAL ESTATE, CAPITAL AND OTHER ASSETS

	March 31, 2010	December 31, 2009
Real estate assets
Land under development	$122,227	$135,235
Land held for development	181,905	167,628
Housing and condominiums	84,679	75,502
Revenue properties	70,008	62,506
Oil and gas properties
Tunisia	22,054	20,851
Other	439	1,221
Capital and other assets	54,334	60,544
	$535,646	$523,487

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

			March 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Goodwill	$373,926	$-	$373,926	$373,926	$-	$373,926
Indefinite life intangible assets
Investment management contracts	338,078	-	338,078	338,078	-	338,078
Intangible assets with a finite life
Institutional management contracts	16,417	2,873	13,544	16,417	2,463	13,954
Funds under administration	15,795	7,517	8,278	15,795	7,281	8,514
Customer relationships	6,651	5,100	1,551	6,651	4,768	1,883
	$750,867	$15,490	$735,377	$750,867	$14,512	$736,355

DUNDEE CORPORATION

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10.	BANK INDEBTEDNESS

From time to time, DundeeWealth’s brokerage subsidiary may utilize call loan arrangements to facilitate the securities settlement process for both client and principal securities transactions or to fund margin lending.  At March 31, 2010, DundeeWealth’s subsidiary had drawn $2,033,000 (December 31, 2009 – $4,821,000) and issued letters of credit and guarantees of $2,550,000 (December 31, 2009 – $nil) against available call loan facilities of $101,050,000 (December 31, 2009 – $81,050,000) established with Canadian Schedule I Chartered Banks.  During the three months ended March 31, 2010, the interest rate on these facilities was 1.50% (during the year ended December 31, 2009 – 1.20% to 2.75%) on Canadian dollar denominated borrowings and ranged from 1.20% to 2.75% (during the year ended December 31, 2009 – 1.25% to 2.75%) on borrowings denominated in United States dollars.

11.	CLIENT DEPOSITS AND RELATED LIABILITIES

	March 31, 2010	December 31, 2009
Client accounts	$556,632	$388,780
Brokers' and dealers' balances	62,127	59,489
Securities loaned	29,029	24,310
International banking client accounts	2,840	4,241
	$650,628	$476,820

At March 31, 2010, DundeeWealth has provided securities with a fair value of $29,063,000 (December 31, 2009 – $24,586,000) against amounts outstanding pursuant to domestic securities lending arrangements.

12.	CORPORATE DEBT

At March 31, 2010 and December 31, 2009, the fair value of corporate debt approximated its carrying value.

	March 31, 2010	December 31, 2009
Corporate
$200 million revolving term credit facility due November 9, 2010	$4,810	$-
$9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,241	9,227
Subsidiaries
$200 million 5.10% Series 1 Notes, DundeeWealth, due September 25, 2014	198,055	197,949
$150 million revolving term credit facility, Dundee Realty, due November 30, 2011	54,408	75,408
Other real estate debt	112,165	105,433
	$378,679	$388,017

$200,000,000 – Revolving Term Credit Facility, Corporate
On November 10, 2009 and February 23, 2010, the Company amended its $200 million revolving term credit facility with a Canadian Schedule I Chartered Bank.  Borrowings under the amended facility bear interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.25% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.25%.  Unused amounts available under the facility are subject to a standby fee of 0.7875%.  At March 31, 2010, the Company had drawn $4,810,000 (December 31, 2009 – $nil) against the revolving term credit facility.

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The amended facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the $9.5 million of the Company’s exchangeable debentures and restrictions on the prepayment and payment of interest on such exchangeable debentures.  In certain limited circumstances, the Company may be required to secure amounts borrowed pursuant to the amended facility through a pledge of certain investments.

During the three months ended March 31, 2010, interest expense relating to the Company’s revolving term credit facility was $440,000 (three months ended March 31, 2009 – $702,000).

$9,545,000, 5.85% Exchangeable Unsecured Subordinated Debentures
The Company’s exchangeable debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year.  Each exchangeable debenture may be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit.  The Company has placed units of Dundee REIT into escrow in order to satisfy the exchange feature.  There were no surrenders of exchangeable debentures for exchange during the first three months of either 2010 or 2009.

Issuance of $200,000,000 5.10% Series 1 Notes, DundeeWealth
On September 25, 2009, DundeeWealth completed an offering pursuant to which it issued $200 million principal amount of Series 1 Notes, which mature on September 25, 2014 (the “Notes”).  The Notes bear interest at 5.10% per annum, payable semi-annually on March 25 and September 25 of each year, beginning on March 25, 2010.  During the three months ended March 31, 2010, interest expense on the Notes was $2,643,000.

The Notes are unsecured obligations of DundeeWealth and rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  Certain subsidiaries of DundeeWealth have fully and unconditionally guaranteed on a joint and several basis, the payment of principal and interest on the Notes.

The Notes are redeemable, at DundeeWealth’s option, at the greater of the Canada Yield Price and par, together with any accrued and unpaid interest.  The Canada Yield Price is defined as the price of the Notes, calculated so as to provide a holder of the Notes with a yield from the date of redemption to the maturity date of the Notes equal to the Government of Canada yield on non-callable bonds with similar maturity dates, plus 0.62%.  The Company determined that the value of the option to redeem the Notes was $nil at March 31, 2010.

$150,000,000 Revolving Term Credit Facility, Dundee Realty
On October 16, 2009, Dundee Realty amended its $150,000,000 revolving term credit facility with a Canadian Schedule I Chartered Bank, extending the maturity date to November 30, 2011.  The amended facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 3.00% (December 31, 2009 – 0.625%) or at the bank’s then prevailing bankers’ acceptance rate plus 4.25% (December 31, 2009 – 2.125%).  The facility is secured by a general security agreement and a first charge against various assets in western Canada.  At March 31, 2010, Dundee Realty had drawn $77,991,000 (December 31, 2009 – $101,263,000) against this facility, including $18,272,000 (December 31, 2009 – $25,855,000) in the form of letters of credit and $5,311,000 in bank overdrafts (December 31, 2009 – $nil).  Interest expense relating to this revolving term credit facility during the three months ended March 31, 2010, was $961,000 (three months ended March 31, 2009 – $802,000).

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties.  Housing advances are secured by charges on specific land under development, housing and condominiums under development, or land held for development.

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Term debt is secured by charges on specific capital equipment.  At March 31, 2010, the weighted average interest rate on fixed rate debt at Dundee Realty, aggregating $56,544,000 (December 31, 2009 – $50,140,000) was 7.88% (December 31, 2009 – 7.55%).  The remaining real estate debt, including in respect of Dundee Realty’s demand revolving term credit facilities, is subject to variable interest rates, subject to a weighted average interest rate at March 31, 2010 of 4.65% (December 31, 2009 – 4.80%).  Fixed rate debt matures between 2010 and 2030.  Variable rate debt, including demand revolving term credit facilities, matures between 2010 and 2018.

13.	SERIES 1 PREFERENCE SHARES OF DUNDEEWEALTH

At March 31, 2010, DundeeWealth had 6,225,000 4.75% cumulative redeemable first preferences shares, series 1 (“Series 1 preference shares, DundeeWealth”) outstanding at a price of $25.00 per share.  DundeeWealth determined that the Series 1 preference shares, DundeeWealth, should be classified as a financial liability for reporting purposes given that they may be converted into a variable number of DundeeWealth’s common shares or may be redeemed on or after a particular date for a fixed or determinable amount.

At March 31, 2010, the Series 1 preference shares, DundeeWealth had a fair value based on market prices of $154,069,000 (December 31, 2009 – $145,043,000).

14.	NON-CONTROLLING INTEREST

	March 31, 2010	December 31, 2009
Non-controlling interest in:
DundeeWealth Inc.	$581,853	$566,391
Dundee Realty Corporation	63,964	55,275
Eurogas Corporation	45,641	46,205
	$691,458	$667,871

Share Loans Receivable in DundeeWealth
DundeeWealth established a share loan plan pursuant to which key employees are provided with a loan from DundeeWealth to purchase common shares of DundeeWealth from treasury or in the market.  The shares issued or acquired pursuant to these arrangements are pledged as collateral against the loans.  At March 31, 2010, the principal amount outstanding pursuant to these share loan arrangements was $19,350,000 (December 31, 2009 – $24,261,000).  The discounted value of the share loan amount has been included as “non-controlling interest in DundeeWealth” in the Company’s consolidated financial statements.

The share loan plan provided for a one-time bonus to be paid to participants at the conclusion of a three year vesting period, with the bonus amount, net of associated taxes, to be applied to reduce amounts outstanding pursuant to the share loan arrangements.  During the first quarter of 2010, DundeeWealth paid a bonus amount of $7,692,000, of which $4,136,000 was applied to the principal amount of share loans outstanding.

DundeeWealth recognized compensation expense of $359,000 (three months ended March 31, 2009 – $293,000) in respect of these share loans.

DUNDEE CORPORATION

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15.	PREFERENCE SHARES

The terms of the Company’s preference shares are summarized in note 16 to the 2009 Audited Consolidated Financial Statements.

Issued and Outstanding Preference Shares, First Series, Series 1

	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2008	6,000,000	$150,000	$(3,556)	$927	$147,371
Amortization during the year	-	-	474	(123)	351
Balance as at December 31, 2009	6,000,000	150,000	(3,082)	804	147,722
Amortization to March 31, 2010	-	-	118	(31)	87
Balance as at March 31, 2010	6,000,000	$150,000	$(2,964)	$773	$147,809

At March 31, 2010, the Company had 6,000,000 5.00% cumulative redeemable first preferences shares, series 1 (“Preference shares, series 1”) outstanding at a price of $25.00 per share.  The Company determined that the Preference shares, series 1 should be classified as a financial liability for financial reporting purposes, given that they may be redeemed at or after a particular date for a fixed or determinable amount or otherwise converted into a variable number of other equity instruments of the Company.

At March 31, 2010, the Preference shares, series 1 had a fair value based on market prices of $142,860,000 (December 31, 2009 – $129,900,000).

Issued and Outstanding Preference Shares, First Series, Series 2

	Number	Par	Issue	Net Book
	of Shares	Value	Costs	Value
Issued, September 15, 2009	4,600,000	$115,000	$-	$115,000
Issued , September 21, 2009	600,000	15,000	-	15,000
Issue costs	-	-	(2,915)	(2,915)
Balance as at December 31, 2009	5,200,000	130,000	(2,915)	127,085
Issue costs	-	-	(17)	(17)
Balance as at March 31, 2010	5,200,000	$130,000	$(2,932)	$127,068

At March 31, 2010, the Company had issued 5,200,000 6.75% cumulative 5-year rate reset preference shares, series 2 (“Preference shares, series 2”) at a price of $25.00 per share.  The Preference shares, series 2 have been classified as equity instruments for financial reporting purposes given that the Company is entitled to periodically renew the terms of the Preference shares, series 2, subject to an appropriate interest rate and that the holder of the Preference shares, Series 2 is not entitled to redeem the shares.

DUNDEE CORPORATION

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16.	SHARE CAPITAL

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2008	71,139,788	$ 280,232	3,119,788	$ 8,166	74,259,576	$ 288,398
Transactions during the year ended
December 31, 2009
Redeemed pursuant to issuer bid	(260,700)	(1,041)	-	-	(260,700)	(1,041)
Issuance of shares under the
share incentive plan	25,087	180	-	-	25,087	180
Options exercised	300,000	1,670	-	-	300,000	1,670
Conversion from Class B Shares
to Subordinate Shares	351	1	(351)	(1)	-	-
Outstanding December 31, 2009	71,204,526	$ 281,042	3,119,437	$ 8,165	74,323,963	$ 289,207
Transactions during the three months ended
March 31, 2010
Redeemed pursuant to issuer bid	(558,000)	(2,233)	-	-	(558,000)	(2,233)
Issuance of shares under the
share incentive plan	2,662	35	-	-	2,662	35
Conversion from Class B Shares
to Subordinate Shares	33	-	(33)	-	-	-
Outstanding March 31, 2010	70,649,221	$ 278,844	3,119,404	$ 8,165	73,768,625	$ 287,009

Normal Course Issuer Bid
On March 30, 2009, the Company obtained approval from the Toronto Stock Exchange to purchase its Class A subordinate voting shares (“Subordinate Shares”) in the market for cancellation pursuant to a renewed normal course issuer bid.  During the three months ended March 31, 2010, the Company purchased 558,000 Subordinate Shares (year ended December 31, 2009 – 260,700 Subordinate Shares), having an aggregate stated capital value of $2,233,000 (year ended December 31, 2009 – $1,041,000), for cancellation pursuant to these arrangements.  The Company paid $7,334,000 (year ended December 31, 2009 – $1,055,000) to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $5,101,000 (year ended December 31, 2009 – $14,000), has been recorded as a reduction of retained earnings.

On March 30, 2010, the Company received regulatory approval to continue its normal course issuer bid from April 1, 2010 to March 31, 2011.  Subject to certain conditions, the Company may purchase up to a maximum of 5,411,197 Subordinate Shares pursuant to these arrangements, representing approximately 10% of its public float.

Share Purchase Plan
As part of its share incentive arrangements (note 19), the Company established a share purchase plan pursuant to which eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company, either from treasury or in the open market, at the discretion of the Company.  Compensation expense associated with the share purchase plan during the three months ended March 31, 2010 was $110,000 (three months ended March 31, 2009 – $nil).

During the three months ended March 31, 2010, the Company issued 2,662 (three months ended March 31, 2009 – nil) Subordinate Shares from treasury with an aggregate stated capital value of $35,000, pursuant to these arrangements, with the balance of amounts contributed to the share purchase plan being used to purchase shares in the market.

As at March 31, 2010, 1,980,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan, of which 1,115,320 Subordinate Shares were issued since the plan’s inception and 864,680 Subordinate Shares remain available for issuance from treasury to eligible participants.

DUNDEE CORPORATION

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17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling
	Securities	Investees	Translation	Interest	Total
Balance at December 31, 2008	$(29,486)	$(3,043)	$3,948	$5,398	$(23,183)
Transactions during the year ended December 31, 2009
Other comprehensive income (loss)	85,777	(1,978)	(9,307)	(22,891)	51,601
Balance at December 31, 2009	56,291	(5,021)	(5,359)	(17,493)	28,418
Transactions during the three months ended March 31, 2010
Other comprehensive income (loss)	19,171	(2,048)	(3,818)	2,503	15,808
Balance at March 31, 2010	$75,462	$(7,069)	$(9,177)	$(14,990)	$44,226

18.	INVESTMENT INCOME AND EARNINGS (LOSS) FROM EQUITY ACCOUNTED INVESTEES

 Investment Income

For the three months ended March 31,	2010	2009
Interest, dividends, and cash distributions	$3,435	$3,774
Realized investment gains (loss) from AFS securities	18,976	(3,165)
Reinvested distributions from mutual fund investments	429	251
	$22,840	$860

Share of Earnings (Loss) from Equity Accounted Investees

For the three months ended March 31,	2010	2009
Share of earnings (loss)	$9,385	$(866)
Gains (loss) from dilutions of interest	1,755	(1,097)
	$11,140	$(1,963)

19.	STOCK BASED COMPENSATION

The terms of the Company’s stock based compensation plans are summarized in note 21 to the 2009 Audited Consolidated Financial Statements.

Share Incentive Plans
During the three months ended March 31, 2010, the Company recognized stock based compensation expense of $505,000 (three months ended March 31, 2009 – $348,000) related to share based compensation arrangements, before similar arrangements of its subsidiaries as described below.

For the three months ended March 31,	2010	2009
Share option plan	$262	$210
Deferred share unit plan	243	138
	$505	$348

DUNDEE CORPORATION

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Share Option Plan

A summary of the status of the Company’s share option plan as at March 31, 2010 and December 31, 2009, and the changes during the three months and year then ended, are as follows:

		March 31, 2010		December 31, 2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	2,449,612	$7.33	3,559,644	$6.63
Granted	-	-	1,315,000	$9.41
Exercised	-	-	(1,725,000)	$8.49
Cancelled	-	-	(700,032)	$4.83
Outstanding, end of period	2,449,612	$7.33	2,449,612	$7.33
Exercisable options	1,134,612	$4.91	1,134,612	$4.91

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38	120,000	$4.38	1.65	120,000
$4.90 to $5.42	1,014,612	$4.98	0.32	1,014,612
$9.40 to $9.67	1,315,000	$9.41	4.87	-

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
During the three months ended March 31, 2010, DundeeWealth recognized stock based compensation expense of $4,117,000 (three months ended March 31, 2009 – $4,518,000) in respect of its share incentive arrangements.  As at March 31, 2010, DundeeWealth had granted 3,818,504 (December 31, 2009 – 4,119,504) options at a weighted average exercise price of $9.25 (December 31, 2009 – $8.91) of which 2,224,504 (December 31, 2009 – 2,675,504) were exercisable.  At March 31, 2010, DundeeWealth had granted awards for the future issuance of 1,759,000 (December 31, 2009 – 2,051,000) common shares of DundeeWealth, which issuance is conditional on employees meeting certain criteria, and it had granted an aggregate of 1,228,680 (December 31, 2009 – 1,060,224) deferred share units.

Stock Option Plan of Eurogas
During the three months ended March 31, 2010, Eurogas recognized stock based compensation expense of $10,000 (three months ended March 31, 2009 – $nil), including stock based compensation expense incurred by its affiliate, Eurogas International Inc. (“EII”).

As at March 31, 2010, Eurogas had granted 2,935,000 (December 31, 2009 – 3,985,000) options at an average exercise price of $1.16 (December 31, 2009 – $1.26) and it had granted 355,000 (December 31, 2009 – 355,000) deferred share units.  In addition, EII had granted 600,000 (December 31, 2009 – 600,000) options with an exercise price of $0.10 (December 31, 2009 – $0.10) per option.

Stock Based Compensation of Dundee Realty
During the three months ended March 31, 2010, Dundee Realty recognized stock based compensation expense of $75,000 (three months ended March 31, 2009 – $32,000) in respect of option arrangements awarded to the non-controlling shareholder (note 2).

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20.	INCOME TAXES

Significant components of the Company's future income tax assets and liabilities as at March 31, 2010 and December 31, 2009 are as follows:

	2010	2009
Future income tax assets
Tax loss carry forwards	$128,430	$125,498
Capital assets	16,636	16,106
Accrued liabilities	8,500	8,857
Investment portfolio, including equity accounted investments	3,821	12,554
Non-deductible reserves	2,968	2,801
Real estate assets	300	-
Other	6,554	5,421
	167,209	171,237
Valuation allowance	(10,710)	(13,020)
Total future income tax assets	156,499	158,217
Future income tax liabilities
Management contracts	87,681	87,808
Deferred sales commissions	70,585	67,227
Real estate assets	-	5,527
Funds under administration	2,625	2,801
Other	22,953	35,042
Total future income tax liabilities	183,844	198,405
Net future income tax liabilities	$27,345	$40,188

The future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of the total future income tax asset when management believes it is more likely than not that some or all of the future income tax assets will not be realized.  After consideration of estimated future taxable income, the nature of the future income tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $10,710,000 is required in respect of its future income tax assets as at March 31, 2010 (December 31, 2009 – $13,020,000).

DundeeWealth realized a capital loss in respect of the sale of certain assets in a prior year.  While the tax benefit of $12,451,000 in respect of this loss was not recognized in the consolidated financial statements or the table above, the loss can be carried forward indefinitely to offset future capital gains.

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As at March 31, 2010, the Company and its subsidiaries had operating loss carry forwards of $551,445,000 (December 31, 2009 – $541,834,000).  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2010	$705
2011	5,034
2012	-
2013	-
2014	4,357
Thereafter	491,546
501,642
DundeeWealth taxable capital loss	49,803
$551,445

The Company's income tax provision (recovery) differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate to pre-tax earnings as a result of the following:

	2010	2009
Anticipated income tax expense (recovery) based on a combined Canadian federal
and provincial statutory income tax rate of 31% (2009 - 33%)	$18,226	$(5,816)
Non-deductible expenses	2,054	4,548
Non-taxable revenue	(543)	-
Non-taxable dilution loss (gain)	1,925	(83)
Remeasurement of future income taxes	(5,102)	110
Net income tax benefits not previously recognized	(205)	(1,398)
Change in valuation allowance	(1,834)	(346)
Other	177	(234)
Income tax expense (recovery)	$14,698	$(3,219)

21.	NET EARNINGS(LOSS) PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
For the three months ended March 31,	2010	2009
Net earnings (loss)	$23,897	$(8,244)
Less: dividends on Preference shares, series 2	(2,194)	-
	$21,703	$(8,244)

Weighted average number of shares outstanding	73,979,633	74,243,619
Basic earnings (loss) per share	$0.29	$(0.11)

Effect of dilutive securities on available net earnings (loss)	$(1,009)	$-
Effect of dilutive securities on weighted average number of shares outstanding	1,878,471	-
Diluted earnings (loss) per share	$0.27	$(0.11)

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22.	FINANCIAL INSTRUMENTS

FAIR VALUE
All of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate their fair value, with the exception of the Company’s Preference shares, series 1 and the Series 1 preference shares, DundeeWealth, which had fair values as at March 31, 2010 of $142,860,000 and $154,069,000, respectively (December 31, 2009 – $129,900,000 and $145,043,000, respectively).

Fair Value Methods

Trading Financial Assets and Liabilities
The fair value of trading securities owned and obligations related to trading securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices of similar securities or other third-party evidence.

Available-for-Sale Financial Assets
The fair value of AFS financial assets is determined using quoted market prices from active markets where available.  Fair value for CLOs and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.

Fair Value Hierarchy
Fair value measurements recognized in the consolidated balance sheet are categorized using a fair value hierarchy that reflects the significance of inputs used in determining fair values.  Changes in fair value measurements for financial instruments categorized as Level 3 are as follows:

Balance, December 31, 2009	$68,678
Net realized/unrealized gains in net earnings	19,441
Net unrealized gains in other comprehensive income	(9,846)
Dispositions and other proceeds	(22,770)
Balance as at March 31, 2010	$55,503

Level 3 inputs include inputs that are not based on observable market data and that are significant to the fair value measurement.  These unobservable inputs reflect the Company’s own assumptions about the assumptions that a market participant would use in estimating fair value of the financial instrument.

RISK MANAGEMENT
The Company’s financial instruments are exposed to market risk, credit risk and liquidity risk.  Detailed disclosures on the Company’s financial instruments are included in note 24 to the 2009 Audited Consolidated Financial Statements and in the “Managing Risks” section of the Company’s management’s discussion and analysis as at and for the year ended December 31, 2009.

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Market Risk
The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the effect to net earnings and OCI, before associated income taxes and non-controlling interest, of a 3% absolute change in the fair value of the Company’s trading portfolio and portfolio of AFS securities.

	2010			2009
	Effect on			Effect on
For the three months ended March 31,	Net earnings	OCI		Net earnings	OCI
Trading securities owned, net of trading securities sold short	$4,448	$	n/a	$8,512	$	n/a
Available-for-sale securities
Collateralized loan obligations (i)	n/a		784	228		n/a
Mutual fund investments managed by a subsidiary	n/a		3,967	n/a		2,049
Other portfolio investments	n/a		4,548	n/a		2,004
(i)  Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings.

The embedded exchange feature related to the Company’s exchangeable debentures is recorded at fair value, provided that such fair value adjustment does not result in an aggregate carrying value that is below the principal value of the exchangeable debentures outstanding.  The Company has determined that at March 31, 2010 and December 31, 2009, the fair value of the embedded exchange feature was $nil and therefore, the exchangeable debentures were carried at their amortized cost.

The Company is exposed to interest rate risk on its variable rate corporate debt, on client account margin loans and credit balances and, to a lesser extent, on cash and cash equivalents and on amounts related to securities borrowing activities.  The following table illustrates the effect to net earnings, before associated income taxes and non-controlling interest, of a 50 basis point absolute change in market interest rates to these items.

	Effect on Net Earnings
For the three months ended March 31,	2010	2009
Variable rate corporate debt, excluding variable rate real estate debt	$-	$251
Client account margin loans and credit balances	83	187

The Company’s exposure to interest rate risk related to its investments in CLOs is discussed under the section “Specific Risks Associated with Operating Segments – Wealth Management”.  Interest rate risk associated with variable rate real estate debt is discussed under the section “Specific Risks Associated with Operating Segments – Real Estate.”

The Company may be exposed to foreign exchange transaction and translation risk due to the volatility of foreign exchange rates, primarily arising on its U.S. dollar and Euro denominated investments, as well as on its corporate borrowings, to the extent that such borrowings were drawn in a foreign currency.  In the prior year, DundeeWealth had drawn on a credit facility in foreign denominated currencies.  As these amounts were repaid during 2009, the Company’s exposure to currency risk on borrowings is minimal.  During the first quarter of the prior year, a 3% change in foreign exchange rates on amounts borrowed in foreign currencies would have changed net earnings by $2,682,000.

The Company’s currency risk exposure on foreign denominated investments in CLOs is discussed under the section “Specific Risks Associated with Operating Segments – Wealth Management”.

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DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At March 31, 2010, the notional value of outstanding forward foreign exchange contracts was $335,468,000 (December 31, 2009 – $193,089,000).  Given the short-term nature of these foreign exchange contracts, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on net earnings.

Market Risk in Assets under Management and Assets under Administration
Assets under management (“AUM”) are exposed to various forms of market risk including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to DundeeWealth through the generation of management fee revenues, net of associated trailer service fees.  In the three months ended March 31, 2010, a 3% change in the net asset value of AUM would change net earnings before taxes and non-controlling interest, by approximately $2,600,000 (three months ended March 31, 2009 – $1,836,000), before accounting for any changes in performance fees that may be generated by such a change in value.

The following table provides additional insight into the Company’s risk exposure to fluctuations in the fair value of AUM.

	AUM by Asset Type			AUM by Base Currency
	March 31, 2010	December 31, 2009		March 31, 2010	December 31, 2009
Equity	$27,912,000	$26,259,000	Canadian dollars	$27,447,000	$26,543,000
Fixed income	10,850,000	9,821,000	U.S. dollars	8,498,000	6,903,000
			Other	2,817,000	2,634,000
	$38,762,000	$36,080,000		$38,762,000	$36,080,000

The Company also incurs market risk exposure to fluctuations in assets under administration (“AUA”).  While the Company does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $18.5 billion (December 31, 2009 – $18.1 billion) which earns trailer fee revenues, a significant component of financial services revenue.  During the three months ended March 31, 2010, a 3% change in the net asset value of these AUA would result in a $174,000 (three months ended March 31, 2009 – $141,000) change in net earnings, before taxes and non-controlling interest.

Credit Risk
DundeeWealth manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking-to-market collateral provided on certain transactions.

The real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.  It also monitors tenant payment patterns and regularly discusses potential tenant issues with property managers.

Liquidity Risk
The following table summarizes the maturity profile of the Company’s financial liabilities as at March 31, 2010.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 10)	$2,033	No fixed term to maturity
Accounts payable and accrued liabilities	235,351	Typically due within 20 to 90 days
Client deposits and related liabilities (note 11)	650,628	Due on demand
Corporate debt (note 12)	378,679	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 13)	153,382	Retractable by the holder after March 13, 2017
Preference shares, series 1 (note 15)	147,809	Retractable by the holder after June 30, 2016
Total	$1,567,882

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Specific Risks Associated with Operating Segments

Wealth Management

Collateralized Loan Obligations
At March 31, 2010, DundeeWealth held 15 positions (December 31, 2009 – 27 positions) in CLOs, including U.S. dollar denominated CLOs with a par value of US$50,770,000 (December 31, 2009 – US$87,717,000) and Euro denominated CLOs with a par value of €12,000,000 (December 31, 2009 – €15,500,000).  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 15 positions held, one was rated BBB (December 31, 2009 – five), 10 were rated BB (December 31, 2009 – 12) and the remaining four positions were investments in equity tranches (December 31, 2009 – 10).

DundeeWealth continues to monitor the fundamental credit quality of loans supporting its CLOs using three standard macro economic measures including over-collateralization tests, the weighted average rating factor of the underlying portfolios and the number of CCC-rated loans supporting the collateral.  In the first quarter of the prior year, the Company concluded that these factors contributed to objective evidence of financial difficulty of the collateral supporting each CLO investment and accordingly, it recognized a fair value loss in net earnings of $9,046,000.

In the three months ended March 31, 2010, the fair value of the Company’s CLO portfolio appreciated by $8,783,000, notwithstanding the continued issues relating to the credit quality of the underlying collateral.  To the extent that this market appreciation remains unrealized at March 31, 2010, the Company recognized this market appreciation in OCI as the increase was not objectively related to a credit event in the underlying collateral.

In addition to fair value risk, DundeeWealth incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following table illustrates the effect on net earnings and OCI, before associated income taxes and non-controlling interest, of a 3% change in foreign exchange rates and a 50 basis point change in interest rates.  The effect of changes to OCI would be transferred to net earnings if such change was determined to be other-than-temporary.

For the three months ended March 31,
		Effect on earnings before taxes		Effect on earnings before taxes		Effect on OCI before taxes
		assuming 50 basis point absolute		assuming an absolute 3% change		assuming an absolute 3% change
		change in market interest rates		in foreign exchange rates		in foreign exchange rates
	2010	2009	2010	2009	2010	2009
U.S. dollars	$77	$94	$49	$75	$678	$184
Euros	$9	$11	$17	$5	$106	$44

Floating Rate Notes
At December 31, 2009, DundeeWealth determined that the fair value of its portfolio of FRNs was $5,570,000, or 8% of their par value at December 31, 2009.  The table below illustrates changes to the Company’s investment in FRNs during the three months ended March 31, 2010.

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			During the three months ended March 31, 2010
		Carrying				Market	Carrying
		Value	Principal			Value	Value
		31-Dec-09	Repayments	Defaults	Disposition	Adjustment	31-Mar-10
MAV 2	Class B	$ 22,433	$ -	$ -	$ -	$ -	$ 22,433
MAV 2	Class C	9,023	-	-	-	-	9,023
MAV 2	IA Tracking	22,610	(11)	-	-	-	22,599
MAV 3	IA Tracking	12,438	(327)	-	-	-	12,111
MAV 3	TA Tracking	3,229	(396)	-	-	-	2,833
		69,733	(734)	-	-	-	68,999
	Interest Payments	-	(78)	-	-	-	(78)
	Provision and subsequent
	adjustments to carrying value	(64,163)	-	-	-	812	(63,351)
		$ 5,570	$ (812)	$ -	$ -	$ 812	$ 5,570

DundeeWealth’s approach to estimating fair value of FRNs consists of a review of the asset class associated with each FRN, a review of available public information concerning the FRN and other industry information.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, current and expected default and delinquency experience for assets underlying the FRNs, the weighted average life of the assets, the vintage of asset origination, changes in credit spreads and the global pricing of structured finance assets.  Some observable market indices used in this approach include: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also requires making various assumptions that may not be supported by observable market prices or rates.

While the Company’s valuation technique, as outlined above, has taken into account the recent economic environment, there is no assurance that the pricing of these assets will not increase or decline in future periods, or that the FRNs will trade at a market value which is the same as their fair value.  As a result, these estimates may change materially in subsequent reporting periods.

Real Estate
Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Dundee Realty is exposed to interest rate risk on its variable rate debt.  Interest incurred to finance land and housing developments are capitalized to the cost of inventory, while interest incurred to finance operations is charged to net earnings.  A 50 basis point change in market interest rates would change net earnings in the three months ended March 31, 2010, before taxes and non-controlling interest by $92,000 (three months ended March 31, 2009 – $130,000) and would change the carrying value of inventory at March 31, 2010 by $52,000 (December 31, 2009 – $318,000).

The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Demand Revolving Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2010	$4,210	$54,408	$6,942	$43,649	$4,574	$113,783
2011	1,982	-	750	705	1,200	4,637
2012	861	-	800	-	3,612	5,273
2013	597	-	146	2,748	1,416	4,907
2014	4,234	-	368	-	1,586	6,188
2015 and thereafter	13,975	-	-	-	18,953	32,928
TOTAL	$25,859	$54,408	$9,006	$47,102	$31,341	$167,716
Adjusted for:
Acquisition date fair value debt adjustment						(901)
Deferred financing						(242)
As at March 31, 2010						$166,573

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Resources
Eurogas incurs interest rate risk through its investments in discounted notes and GICs and, to a lesser extent, in its cash position.  For every 50 basis point increase in market interest rates, net earnings before taxes and non-controlling interest, for the three months ended March 31, 2010 would increase by approximately $87,000 and conversely, a 50 basis point decrease in market interest rates would decrease net earnings before taxes and non-controlling interest by $71,000.

Eurogas’ equity investment in Escal is considered a self-sustaining operation and the current method is used for translating the results of its operations with unrealized foreign currency translation adjustments included in OCI.  A 3% change in the foreign exchange translation rate of Euros to Canadian dollars would change the value of the equity investment in Escal by approximately $78,000 (December 31, 2009 – $81,000), with the unrealized foreign exchange amount recognized in OCI.

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

23.	CAPITAL MANAGEMENT

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  The following table summarizes the carrying value of the Company’s capital as at March 31, 2010 and December 31, 2009.

Type of capital	March 31, 2010	December 31, 2009
Shareholders' equity	$1,150,682	$1,119,982
Corporate debt	378,679	388,017
Series 1 preference shares, DundeeWealth	153,382	153,301
Preference shares, series 1	147,809	147,722
	$1,830,552	$1,809,022

Detailed disclosures of the Company’s objectives when managing capital are included in note 25 to the 2009 Audited Consolidated Financial Statements.

At March 31, 2010, regulated subsidiaries exceeded required levels of regulatory capital, with excess working capital of $362,503,000 (December 31, 2009 – $352,978,000) in its investment management business and excess regulatory capital of $36,905,000 (December 31, 2009 – $38,449,000) in its brokerage business.

As at March 31, 2010, the Company and its subsidiaries complied with all regulatory capital requirements and all debt covenants.

24.	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed below, there have been no substantive changes to the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 26 to the 2009 Audited Consolidated Financial Statements.

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Land Purchase Agreements and Estimated Costs to Complete
At March 31, 2010, Dundee Realty has commitments under land purchase agreements totalling $26,012,000 (December 31, 2009 – $36,762,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at March 31, 2010 were $1,641,000 (December 31, 2009 – $2,801,000).

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  At March 31, 2010, the Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $29,381,000 (December 31, 2009 – $27,778,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations that may arise.

Legal Contingencies
The Company and its subsidiaries are defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

25.	FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards
In February 2008, the AcSB affirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011.  The implementation of IFRS will apply to the Company's interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ended March 31, 2011.

While IFRS standards are premised on a conceptual framework similar to Canadian GAAP, there are differences in the areas of recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.  The transition to IFRS represents a significant initiative by the Company and as such, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process.  An assessment has been completed to identify the key accounting differences between Canadian GAAP and IFRS.  The impact of these differences to the Company’s consolidated financial results at the time of transition and on implementation is currently being assessed.  Based on existing IFRS, significant differences to Canadian GAAP that may materially impact the Company’s financial results include, but are not limited to, fair value determination and accounting for investment properties, accounting for oil and gas assets, principals of consolidation, measurement of contingencies, income taxes and impairment of assets.  The impact of IFRS to the Company at the transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances.

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26.	SEGMENTED INFORMATION

Segmented Statements of Operations for the three months ended March 31,

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENTED OPERATIONS
Revenues	$ 235,289	$ 153,325	$ 69,232	$ 44,561	$ 450	$ 350	$ 2,084	$ 3,630	$ (1,471)	$ (2,180)	$ 305,584	$ 199,686
Expenses	161,028	132,532	49,180	32,206	1,381	450	2,836	2,207	(289)	(253)	214,136	167,142
	74,261	20,793	20,052	12,355	(931)	(100)	(752)	1,423	(1,182)	(1,927)	91,448	32,544
Less:
Depreciation, depletion and amortization	26,297	24,937	1,080	1,250	44	15	518	484	-	-	27,939	26,686
Interest expense	5,818	6,766	2,784	2,075	529	785	2,452	4,987	(2,000)	(2,745)	9,583	11,868
Share of (earnings) loss of equity accounted investees	-	-	(2,637)	592	(8,503)	1,371	-	-	-	-	(11,140)	1,963
Fair value adjustments	(812)	9,046	-	-	-	-	-	-	-	-	(812)	9,046
Foreign exchange loss	760	848	-	-	103	-	11	12	-	-	874	860
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	42,198	(20,804)	18,825	8,438	6,896	(2,271)	(3,733)	(4,060)	818	818	65,004	(17,879)
Non-controlling interest	(16,990)	7,493	(3,717)	(1,329)	507	-	-	-	-	-	(20,200)	6,164
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	25,208	(13,311)	15,108	7,109	7,403	(2,271)	(3,733)	(4,060)	818	818	44,804	(11,715)
Dilution (loss) gains, net											(6,209)	252
Income taxes											(14,698)	3,219
NET EARNINGS (LOSS) FOR THE PERIOD	$ 25,208	$ (13,311)	$ 15,108	$ 7,109	$ 7,403	$ (2,271)	$ (3,733)	$ (4,060)	$ 818	$ 818	$ 23,897	$ (8,244)

Segmented Statements of Assets as at March 31, 2010 and December 31, 2009

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Cash and cash equivalents	$ 375,192	$ 428,255	$ 5,942	$ 9,846	$ 394	$ 536	$ 2,253	$ 41,538	$ -	$ -	$ 383,781	$ 480,175
Goodwill	373,926	373,926	-	-	-	-	-	-	-	-	373,926	373,926
Other assets	1,664,550	1,447,566	680,649	672,384	308,691	244,156	73,001	72,991	-	-	2,726,891	2,437,097
TOTAL ASSETS	$ 2,413,668	$ 2,249,747	$ 686,591	$ 682,230	$ 309,085	$ 244,692	$ 75,254	$ 114,529	$ -	$ -	$ 3,484,598	$ 3,291,198

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27.	SUBSEQUENT EVENTS

Subsequent to March 31, 2010, Eurogas announced that it had entered into an agreement with Talisman Energy Canada to purchase a 95% working interest in certain onshore oil properties and a 65% working interest in certain offshore gas assets in Ontario for a cash purchase price, before closing adjustments, of $131 million, subject to certain conditions (the “Acquisition”).  The Acquisition is scheduled to close on May 27, 2010, with an effective date of March 1, 2010.  Eurogas expects to fund the Acquisition using available cash and short term investments and through the use of a newly established bank credit facility.

Pursuant to the terms of the Acquisition, Eurogas was obliged to extend an offer, under the same terms and conditions, to the holder of the remaining 35% working interest in certain of the offshore gas assets acquired.  While Eurogas has extended such offer, the holder of the 35% working interest has not agreed to sell its interest to Eurogas.

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